Form 10-K, Exhibit 13
VONS COMPANIES INC
filed 1995-03-30
CIK 715633

Exhibit 13

Five-Year Selected Financial Data
---------------------------------

The Vons Companies, Inc. and Subsidiaries
-----------------------------------------


The following five-year selected financial data should be read in conjunction with the Consolidated Financial Statements.

     The operations acquired from Williams Bros. are included in operating results from January 28, 1992. During 1992, the Company changed its method of accounting for income taxes to comply with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The change in accounting method has been applied retroactively to June 28, 1987 by restating prior years' consolidated financial statements. During 1992, the Company implemented the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 3, 1993.


                       As of and for the         As of and         As of and for
                         52 Weeks Ended          for the 53      the 52 Weeks Ended
(in millions of     --------------------------   Weeks Ended  --------------------------
 dollars except      January 1,    January 2,     January 3,  December 29,  December 30,
 share data)           1995           1994          1993          1991          1990
                    ------------  ------------  ------------  ------------  ------------
Summary of
 Operations:
  Sales             $    4,996.6  $    5,074.5  $    5,595.5  $    5,350.2  $    5,333.9
  Restructuring
    charges                 33.0          56.9            -             -             -
  Operating
    income                 125.8         135.8         219.1         197.1         181.0
  Interest
    expense, net            70.8          66.0          71.5          86.4          97.6
  Income before
    income tax
    provision               55.0          69.8         147.6         110.7          83.4
  Income before
    extraordinary
    item and
    cumulative
    effect of
    change in
    accounting
    for retiree
    medical
    benefits                26.6          33.0          82.1          66.4          42.6
  Income before
    cumulative
    effect of
    change in
    accounting
    for retiree
    medical
    benefits                26.6          31.6          69.3          60.1          42.6
  Net income                26.6          31.6          53.8          60.1          42.6
  Income
    applicable to
    common
    shareholders            26.6          31.6          53.8          60.1          42.6
  Income per
    common share
    before
    extraordinary
    item and
    cumulative
    effect of
    change in
    accounting
    for retiree
    medical
    benefits                 .61           .76          1.89          1.60          1.10
  Income per
    common share
    before
    cumulative
    effect of
    change in
    accounting
    for retiree
    medical
    benefits                 .61           .73          1.60          1.45          1.10
  Net income per
    common share             .61           .73          1.24          1.45          1.10
  Dividends paid
    on common
    stock                    -             -             -             -             -

Financial
 Position:
  Working capital
    (deficit)              (96.1)        (69.3)        (74.9)        (64.2)        (91.4)
  Total assets           2,222.0       2,249.5       2,066.0       1,863.2       1,799.5
  Long-term debt:
    Capital lease
      obligations           58.0          62.7          56.4          42.3          46.1
    Senior debt            426.2         497.2         389.2         272.2         290.6
    Subordinated
      debt, net            319.6         322.1         342.5         376.8         437.9
  Common
    shareholders'
    equity                 552.4         524.9         493.2         437.7         255.7
  Shareholders'
    equity per
    common share           12.73         12.11         11.38         10.12          6.60

Other Data:
  Weighted
    average
    common
    shares during
    year,
    including
    common share
    equivalents       43,560,000    43,501,000    43,512,000    41,583,000    38,819,000
  Outstanding
    common
    shares at
    year end          43,383,000    43,342,000    43,335,000    43,246,000    38,748,000

/TABLE

Management's Discussion and Analysis of Financial Condition and
---------------------------------------------------------------

Results of Operations
---------------------

The Vons Companies, Inc. and Subsidiaries
-----------------------------------------
Results of Operations

During 1992, the Company implemented the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective
January 3, 1993.


     The following table sets forth the consolidated statements of operations data (in millions of dollars and as a percentage of sales except share data):

                               Fifty-Two Weeks     Fifty-Two Weeks    Fifty-Three Weeks
                                    Ended              Ended                Ended
                               January 1, 1995     January 2, 1994     January 3, 1993
                              -----------------   -----------------   -----------------
Sales                         $4,996.6    100.0%  $5,074.5    100.0%  $5,595.5    100.0%
Costs and expenses:
  Cost of sales, buying
    and occupancy              3,767.2     75.4    3,801.4     74.9    4,200.3     75.1
  Selling and
    administrative
    expenses                   1,055.5     21.1    1,065.4     21.0    1,161.2     20.8
  Amortization of excess
    cost over net assets
    acquired                      15.1       .3       15.0       .3       14.9       .2
  Restructuring charges           33.0       .7       56.9      1.1         -        -
Operating income                 125.8      2.5      135.8      2.7      219.1      3.9
Interest expense, net             70.8      1.4       66.0      1.3       71.5      1.3
Income before income
  tax provision                   55.0      1.1       69.8      1.4      147.6      2.6
Income tax provision              28.4       .6       36.8       .7       65.5      1.1
Income before
  extraordinary item
  and cumulative effect
  of change in
  accounting for retiree
  medical benefits                26.6       .5       33.0       .7       82.1      1.5
Extraordinary item                  -        -        (1.4)     (.1)     (12.8)     (.2)
Cumulative effect of
  change in accounting
  for retiree medical
  benefits                          -        -          -        -       (15.5)     (.3)
Net income                        26.6       .5       31.6       .6       53.8      1.0
Income per common share:
  Income before
    extraordinary item
    and cumulative
    effect of change in
    accounting for
    retiree medical
    benefits                       .61                 .76                1.89
  Extraordinary item               -                  (.03)               (.29)
  Cumulative effect of
    change in accounting
    for retiree medical
    benefits                       -                   -                  (.36)
  Net income                       .61                 .73                1.24

     On January 13, 1994, the Company introduced the "Vons Value Program." This program emphasizes lower everyday shelf prices, improved customer service and increased broadcast media advertising to better inform customers as to the many ways to save money at Vons, including newly reduced prices, weekly advertised specials and free membership club savings. This program represents a strategic repositioning of the Company's market focus. The Company plans to substantially offset the cost of the program over time through aggressive cost and expense reductions designed to permanently lower the Company's expense structure and enhance competitiveness. This cost containment and strategic restructuring program commenced in 1993 and included the accelerated closure of underperforming facilities, the elimination of administrative and support positions, the reorganization of store district operations and other cost reduction programs. The closure of the Tianguis store format was part of the restructuring program.

     The Northridge earthquake occurred four days following the introduction of the Vons Value Program. This event substantially disrupted the initial phase of the new program as both the Company and the communities it serves were focused on recovering from this tragic event. As a result, the Company undertook a costly relaunch of the new program late in first quarter 1994 which continued through second quarter 1994. In total, prices were reduced on over 12,000 items. By accelerating price reductions planned for later in the program and offering attractive promotions and advertised specials to reintroduce the program to consumers, gross margin and operating income were significantly reduced in second quarter 1994.

     In late 1994, the Company determined that the facility closures and reductions in work force undertaken in 1993 would not achieve the Company's cost reduction goals. The Company undertook additional restructuring initiatives resulting in further facility closures and reductions in work force in 1994. Importantly, the decision was made to exit the warehouse store format and eliminate redundant warehouse capacity. This decision resulted in the January 1995 closure of the eight EXPO stores, which will allow the Company to concentrate its resources on proven store formats. The San Diego distribution facility will close in 1995.

     The new marketing and cost and expense reduction programs are long-term strategies, the implementation of which will extend beyond 1994. The Company believes that its results for the last half of 1994, before restructuring charges, reflect the benefits of the new programs as improving sales trends, better inventory management, more effective purchasing and continued expense reductions offset the effects of the price reductions and increased store labor expenses. In aggregate, the Company's programs are initially intended to benefit sales and reduce its overall cost structure, which in turn will improve the Company's ability to achieve strong, sustainable earnings growth.

     The proposed 1995 merger of two of the Company's major competitors, Food 4 Less and Ralphs, will result in a change in the composition of the Company's competitors as certain trade names are eliminated and store format conversions occur. However, the Company does not believe that the merger or its effect on the already competitive marketplace will have a material impact on the Company's sales and earnings prospects.

Comparison of Fifty-Two Weeks Ended January 1, 1995 with Fifty-
Two Weeks Ended January 2, 1994

Sales

Sales for 1994 were $5.0 billion, a decrease of $77.9 million, or 1.5%, from 1993. Same store sales decreased 2.4% from 1993 sales. Although same stores sales were negative for 1994, the Company has experienced five consecutive quarters of improving same store sales trends with a fourth quarter 1994 increase in same store sales of 0.4%. Sales reflect reduced prices as a result of the Vons Value Program, deflation in perishables, the continuing weak overall economic environment in Southern California, competitive new store and remodel activity and the diminished customer base in neighborhoods impacted by the Northridge earthquake. In 1994, the Company opened six new stores, closed 17 stores and completed 14 store remodel projects.

Costs and Expenses

Costs and expenses for 1994 were $4.9 billion, a decrease of $67.9 million, or 1.4%, from 1993.

     Cost of sales, buying and occupancy expenses as a percentage of sales for 1994 were 75.4%, an increase of 0.5 percentage points over 1993. The increase reflects the impact of lower prices, increased promotional activities, and higher occupancy costs, primarily depreciation expense related to the capital expenditure program. The impact of price reductions in 1994 was partially offset by better inventory management and more effective purchasing initiatives undertaken in connection with the strategic restructuring program.

     Selling and administrative expenses as a percentage of sales were 21.1% in 1994, an increase of 0.1 percentage points over 1993. This increase reflects a $5.0 million insurance deductible charge related to the Northridge earthquake. Increased store labor expenses, related to the Vons Value Program, were substantially offset by a decrease in administrative expenses as a result of the reductions in work force and other cost savings initiatives in connection with the strategic restructuring program.

     The Company recorded restructuring charges of $33.0 million, or $.45 per share, and $56.9 million, or $.77 per share, in 1994 and 1993, respectively. As of year end 1994, approximately 700 administrative and support positions had been eliminated; underperforming facilities, including 20 of the 27 identified stores, had been closed; and the San Diego distribution facility had been designated for closure in connection with the strategic restructuring program.

Operating Income

Operating income for 1994 was $125.8 million, a decrease of $10.0 million, or 7.4%, from 1993. Operating margin decreased to 2.5% in 1994 versus 2.7% in 1993. Excluding restructuring charges, results for 1994 were $158.8 million, or 3.2% of sales, compared with $192.7 million, or 3.8% of sales for 1993. These decreases were due primarily to lower sales and lower gross margin as a result of price reductions and increased promotional activity. Operating income before depreciation and amortization of property, amortization of goodwill and other assets, LIFO charge, earthquake deductible and restructuring charges ("FIFO EBITDA") was $284.3 million, or 5.7% of sales, in 1994 compared with $305.8 million, or 6.0% of sales, in 1993.

Interest Expense

Net interest expense for 1994 was $70.8 million, an increase of $4.8 million, or 7.3%, over 1993. This increase was due to higher weighted average interest cost on revolving debt and higher average debt borrowings partially offset by repurchases of higher interest cost subordinated debt. The ratio of FIFO EBITDA to net interest expense decreased to 4.0 times in 1994 versus 4.6 times in 1993.

Income Tax Provision

The income tax provision in 1994 was $28.4 million, or a 51.6% effective tax rate. The income tax provision in 1993 was $36.8 million, or a 52.7% effective tax rate. The effective tax rate in both years was impacted by a decrease in earnings before restructuring charges, which was not offset by a comparable decrease in amortization of excess cost over net assets acquired, the majority of which is not deductible for tax purposes. The 1993 effective tax rate was also impacted by a $2.0 million deferred tax provision which increased the prior year deferred income tax balance to the new Federal statutory tax rate.

Income

Net income for 1994 was $26.6 million, or $.61 per share, compared with net income of $31.6 million, or $.73 per share, for 1993. Net income includes restructuring charges of $33.0 million, or $.45 per share, and $56.9 million, or $.77 per share, in 1994 and 1993, respectively. The decrease in net income excluding restructuring charges was caused by the decline in sales and gross margin, primarily due to price decreases and increased promotional activity. Net income for 1993 included an extraordinary after tax charge of $1.4 million, or $.03 per share, arising from debt refinancing.

Comparison of Fifty-Two Weeks Ended January 2, 1994 with Fifty-
Three Weeks Ended January 3, 1993

Sales

Sales for 1993 were $5.1 billion, a decrease of $521.0 million, or 9.3%, from 1992. Sales in 1992 reflected an additional week. On a comparable 52-week basis, same store sales decreased 9.0% from 1992 sales. Same store sales have been adversely impacted by the continuing weak overall economic environment in Southern California, ongoing competitive new store and remodel activity, pricing and promotional changes by certain competitors and adverse publicity associated with the Foodmaker food poisoning epidemic and related events. In 1993, the Company opened 12 new stores, closed 12 stores and completed 59 store remodel projects.

Costs and Expenses

Costs and expenses for 1993 were $4.9 billion, a decrease of $437.7 million, or 8.1%, from 1992.

     Cost of sales, buying and occupancy expenses as a percentage of sales declined by 0.2 percentage points to 74.9% in 1993.
Cost of sales, buying and occupancy expenses benefited from the Company's favorable purchasing opportunities, the pass through of market-wide cost increases in the form of higher prices, and other improvements in margins where allowed by competitive conditions. In addition, this improvement reflected the benefits of the Company's ongoing remodel and new store programs, which incorporate a larger number of higher margin departments in affected stores, as well as the benefits of capital spending for other merchandising projects designed to enhance gross margin. This improvement was offset by increased occupancy costs, primarily higher depreciation expense related to the capital expenditure program.

     Selling and administrative expenses as a percentage of sales increased by 0.2 percentage points to 21.0% in 1993. This increase was due primarily to market-wide negotiated union wage increases and higher blended wage rates and costs associated with a soft sales environment, offset by increased sales per labor hour.

     The $56.9 million, or $.77 per share, restructuring charge primarily reflects expenses relating to the accelerated closure of underperforming facilities, including 11 stores, and a reduction of approximately 300 administrative and support positions.

Operating Income

Operating income was $135.8 million, a decrease of $83.3 million, or 38.0%, from 1992. FIFO EBITDA was $305.8 million, or 6.0% of sales, in 1993 compared with $321.1 million, or 5.7% of sales, in 1992.

Interest Expense

Net interest expense for 1993 was $66.0 million, a decrease of $5.5 million, or 7.7%, from 1992. In spite of higher average revolving debt borrowings, interest expense decreased due to lower weighted average interest cost on revolving debt and repurchases of higher interest cost subordinated debt. The ratio of FIFO EBITDA to total interest expense increased to 4.6 times in 1993 versus 4.5 times in 1992.

Income Tax Provision

The income tax provision in 1993 was $36.8 million, or a 52.7% effective tax rate. The income tax provision in 1992 was $65.5 million, or a 44.4% effective tax rate. The 1993 increase in the effective tax rate was due to a decrease in earnings before restructuring charges, which was not offset by a comparable decrease in amortization of excess cost over net assets acquired, the majority of which is not deductible for tax purposes. The 1993 effective tax rate was also impacted by an increase in the Federal statutory tax rate from 34% to 35% and a $2.0 million, or $.05 per share, deferred tax provision which increased the prior year deferred income tax balance to the new Federal statutory tax rate.

Income

Income before extraordinary item and cumulative effect of change in accounting for 1993 was $33.0 million, a decrease of $49.1 million, or 59.8%, from 1992. Income before extraordinary item and cumulative effect of change in accounting in 1993 was $.76 per share compared with $1.89 per share in 1992. These decreases were due to the $56.9 million charge associated with the Company's restructuring program and a decline in sales.

     Net income for 1993 reflected an extraordinary after tax charge of $1.4 million, or $.03 per share, arising from debt refinancing. Net income for 1992 included an extraordinary after tax charge of $12.8 million, or $.29 per share, arising from debt refinancing and an after tax charge of $15.5 million, or $.36 per share, reflecting the cumulative effect of the change in accounting for retiree medical benefits.

     Net income for 1993 was $31.6 million, or $.73 per share, compared with net income of $53.8 million, or $1.24 per share, in 1992.

Labor Contract Status

In the fall of 1993, the Company renegotiated three-year contracts with the United Food and Commercial Workers' and Meat
Cutters' Unions, and in the fall of 1994, the Company renegotiated a four-year contract with the International
Brotherhood of Teamsters Union.

     The Food Employers Council of Southern California, which had formerly negotiated contracts on behalf of a multi-employer bargaining unit comprised of most major supermarket chains in the area, has substantially reduced its scope and no longer will provide multi-employer bargaining services. Consequently, future contracts will not be negotiated on a multi-employer basis. The Company does not believe that the change in bargaining process will have a material impact on its ability to achieve its labor goals.

Liquidity and Capital Resources

The Company's primary sources of liquidity are cash flows from operations and available credit under its Revolving Credit Facility. As of February 17, 1995, the Company entered into a new loan agreement with a group of banks for a $625 million revolving credit facility to replace its $475 million Revolving Credit Facility and related $150 million Term Loan Facility. Management believes that these sources adequately provide for its working capital, capital expenditure and debt service needs.

     Net cash provided by operating activities was $179.8 million in 1994 compared with $185.6 million in 1993. This change primarily reflects a decrease in earnings before restructuring charges. The ratio of current assets to current liabilities was
0.83 to 1 at January 1, 1995, compared with 0.87 to 1 at
January 2, 1994.

     Net cash used by investing activities was $117.5 million in 1994 compared with $262.2 million in 1993. This decrease reflects a reduction in the Company's capital expenditure program. Cash capital expenditures for 1994 totaled $128.0 million. Total capital expenditures in 1994, including the present value of commitments under operating leases, were $143.9 million.

     The Company anticipates that total 1995 capital expenditures will be approximately $175 million, of which approximately $155 million will be cash capital expenditures and approximately $20 million will represent the present value of commitments under operating leases. This capital expenditure level contemplates the opening of approximately ten new stores, including five replacement stores, and the completion of approximately 65 store remodel projects. The capital expenditure program has substantial flexibility and is subject to revision based on various factors; including, but not limited to, business conditions, changing time constraints, cash flow requirements and competitive factors.

     It is anticipated that 1995 cash capital expenditures will be funded out of cash provided by operations, the revolving credit facility, and/or through operating leases, although no assurance can be given that such sources will be sufficient. In the near term, if Vons were to reduce substantially or postpone its capital expenditure program, there would be no substantial impact on current operations and it is likely that more cash would be available for debt servicing. In the long term, if this program were substantially reduced, in the Company's opinion, its operating business and ultimately its cash flow would be adversely impacted.

     Net cash used by financing activities was $61.8 million in 1994 compared with net cash provided by financing activities of $76.8 million in 1993. The level of borrowings under the Company's revolving debt is dependent primarily upon cash flows from operations, the timing of disbursements, long-term borrowing activity and capital expenditure requirements. In 1994 and 1993, the Company repurchased and/or redeemed $6.8 million and $27.1 million, respectively, of subordinated debt.

     At January 1, 1995, revolving debt borrowings totaled $149.8 million and the Company had available unused credit of $251.2 million. The weighted average interest cost for 1994 on the Company's revolving debt was 5.5%. At January 1, 1995, the corresponding bank prime rate was 8.5%.

     The Company's involvement with derivative financial instruments has been limited to interest rate cap contracts to reduce the impact of increases in interest rates on the revolving credit facility.

Impact of Changing Prices

Vons primary costs, inventory and labor, are affected by a number of factors that are beyond the Company's control including availability and price of merchandise, the competitive climate and regional economic conditions. As is typical of the supermarket industry, the Company has generally been able to maintain margins by adjusting its retail prices, but competitive conditions may from time to time render it unable to do so while maintaining its market share.

Consolidated Statements of Operations
-------------------------------------

The Vons Companies, Inc. and Subsidiaries
-----------------------------------------



                                                           Fiscal Year Ended
                                               -----------------------------------------
All amounts except share data                   January 1,     January 2,    January 3,
in millions of dollars                             1995           1994          1993
                                               -------------  ------------  ------------
Sales                                          $     4,996.6  $    5,074.5  $    5,595.5
                                               -------------  ------------  ------------
Costs and expenses:
  Cost of sales, buying and
    occupancy                                        3,767.2       3,801.4       4,200.3
  Selling and administrative
    expenses                                         1,055.5       1,065.4       1,161.2
  Amortization of excess cost
    over net assets acquired                            15.1          15.0          14.9
  Restructuring charges                                 33.0          56.9            -
                                               -------------  ------------  ------------
                                                     4,870.8       4,938.7       5,376.4
                                               -------------  ------------  ------------
Operating income                                       125.8         135.8         219.1
Interest expense, net                                   70.8          66.0          71.5
                                               -------------  ------------  ------------
Income before income tax provision                      55.0          69.8         147.6
Income tax provision                                    28.4          36.8          65.5
                                               -------------  ------------  ------------
Income before extraordinary item
  and cumulative effect of change
  in accounting for retiree
  medical benefits                                      26.6          33.0          82.1
Extraordinary item - debt
  refinancing, net of tax benefit
  of $1.0 million and $8.6 million,
  respectively                                            -           (1.4)        (12.8)
                                               -------------  ------------  ------------
Income before cumulative effect
  of change in accounting for
  retiree medical benefits                              26.6          31.6          69.3
Cumulative effect of change in
  accounting for retiree medical
  benefits, net of tax benefit of
  $10.2 million                                           -             -          (15.5)
                                               -------------  ------------  ------------
Net income                                     $        26.6  $       31.6  $       53.8
                                               -------------  ------------  ------------
                                               -------------  ------------  ------------
Income per common share:
  Income before extraordinary item
    and cumulative effect of
    change in accounting for
    retiree medical benefits                   $         .61  $        .76  $       1.89
  Extraordinary item                                      -           (.03)         (.29)
  Cumulative effect of change in
    accounting for retiree medical
    benefits                                              -            -            (.36)
                                               -------------  ------------  ------------
  Net income                                   $         .61  $        .73  $       1.24
                                               -------------  ------------  ------------
                                               -------------  ------------  ------------
Weighted average common shares
  and common share equivalents                    43,560,000    43,501,000    43,512,000
                                               -------------  ------------  ------------
                                               -------------  ------------  ------------
Dividends paid on common stock                     None           None          None
                                               -------------  ------------  ------------
                                               -------------  ------------  ------------

See accompanying notes to these consolidated financial statements.


Consolidated Balance Sheets
---------------------------

The Vons Companies, Inc. and Subsidiaries
-----------------------------------------

                                                          January 1,       January 2,
All amounts except share data in millions of dollars         1995             1994
                                                         ------------     ------------
Assets
Current assets:
  Cash                                                   $        9.0     $        8.5
  Accounts receivable                                            45.4             36.3
  Inventories                                                   359.3            383.5
  Deferred taxes                                                 35.4             23.2
  Other                                                          18.7             21.9
                                                         ------------     ------------
    Total current assets                                        467.8            473.4
Property and equipment, net                                   1,203.0          1,215.6
Excess of cost over net assets acquired,
  net of accumulated amortization of $103.7
  million and $88.6 million, respectively                       497.8            512.9
Other                                                            53.4             47.6
                                                         ------------     ------------
  Total Assets                                           $    2,222.0     $    2,249.5
                                                         ------------     ------------
                                                         ------------     ------------
Liabilities and Shareholders' Equity
Current liabilities:
  Current maturities of capital lease
    obligations and long-term debt                       $        8.7     $        8.6
  Accounts payable                                              308.4            314.5
  Accrued liabilities                                           246.8            219.6
                                                         ------------     ------------
    Total current liabilities                                   563.9            542.7
Accrued self-insurance                                          110.9            102.3
Deferred income taxes                                           121.9            111.2
Other noncurrent liabilities                                     69.1             86.4
Capital lease obligations                                        58.0             62.7
Senior debt                                                     426.2            497.2
Subordinated debt, net                                          319.6            322.1
                                                         ------------     ------------
  Total liabilities                                           1,669.6          1,724.6
                                                         ------------     ------------
Shareholders' equity:
  Preferred stock - $.01 par value;
    authorized 20,000,000 shares;
    issued and outstanding - none                                  -                -
  Common stock - $.10 par value; authorized
    100,000,000 shares; issued and
    outstanding - January 1, 1995:
    43,383,000 shares; January 2, 1994:
    43,342,000 shares                                             4.3              4.3
  Paid-in capital                                               340.4            339.5
  Retained earnings                                             207.8            181.2
  Notes receivable for stock                                      (.1)             (.1)
                                                         ------------     ------------
    Total shareholders' equity                                  552.4            524.9
                                                         ------------     ------------
  Total Liabilities and Shareholders' Equity             $    2,222.0     $    2,249.5
                                                         ------------     ------------
                                                         ------------     ------------

See accompanying notes to these consolidated financial statements.


Consolidated Statements of Cash Flows
-------------------------------------
The Vons Companies, Inc. and Subsidiaries
-----------------------------------------



                                                       Fiscal Year Ended
                                      --------------------------------------------------
                                        January 1,        January 2,         January 3,
All amounts in millions of dollars         1995               1994               1993
                                      ------------       ------------       ------------
Cash flows from operating
  activities:
Net income                            $       26.6       $       31.6       $       53.8
Adjustments to reconcile net
  income to net cash provided by
  operating activities:
    Debt refinancing                            -                 1.4               12.8
    Cumulative effect of change
      in accounting for retiree
      medical benefits                          -                  -                15.5
    Restructuring charges                     33.0               56.9                 -
    Depreciation and
      amortization of property
      and capital leases                     102.1               90.9               75.7
    Amortization of excess cost
      over net assets acquired
      and other assets                        16.1               18.6               19.8
    Amortization of debt
      discount and deferred
      financing costs                          6.2                6.2                6.4
    LIFO charge                                2.3                3.6                6.5
    Deferred income taxes                     (1.5)              15.9                (.3)
    Change in assets and
      liabilities, net of effect
      of acquisition:
        (Increase) decrease in
        accounts receivable                   (9.1)               5.4               (5.2)
        (Increase) decrease in
          inventories at FIFO
          costs                               21.9              (15.4)              10.2
        (Increase) decrease in
          other current assets                 3.2                (.1)              (2.4)
        (Increase) decrease in
          noncurrent assets                   (9.3)             (11.5)               2.1
        Increase (decrease) in
          accounts payable                   (25.5)              14.3               25.0
        Increase (decrease) in
          accrued liabilities                 23.3              (31.8)              36.0
        Increase (decrease) in
          noncurrent liabilities              (9.5)               (.4)              12.8
                                      ------------       ------------       ------------
Net cash provided by operating
  activities                                 179.8              185.6              268.7
                                      ------------       ------------       ------------
Cash flows from investing
  activities:
    Addition of property, plant
      and equipment                         (128.0)            (268.9)            (217.6)
    Disposal of property, plant
      and equipment                           10.5                6.7                 .2
    Acquisition of Williams
      Bros. Markets, Inc.
      supermarket business                      -                  -               (49.1)
                                      ------------       ------------       ------------
Net cash used by investing
  activities                                (117.5)            (262.2)            (266.5)
                                      ------------       ------------       ------------
Cash flows from financing
  activities:
    Net borrowings (payments) on
      revolving debt                         (67.9)             (37.0)             114.0
    Proceeds from issuance of
      senior subordinated notes                 -                  -               250.0
    Proceeds from Term Loan
      Facility                                  -               150.0                 -
    Repurchases of senior
      subordinated and
      subordinated debentures                 (6.2)             (27.1)            (304.0)
    Increase (decrease) in net
      outstanding drafts                      19.4                 .5              (43.5)
    Payments on other debt and
      capital lease obligations               (8.0)              (9.3)              (9.2)
    Other                                       .9                (.3)              (7.9)
                                      ------------       ------------       ------------
Net cash provided (used) by
  financing activities                       (61.8)              76.8                (.6)
                                      ------------       ------------       ------------
Net cash increase                               .5                 .2                1.6
Cash at beginning of year                      8.5                8.3                6.7
                                      ------------       ------------       ------------
Cash at end of year                   $        9.0       $        8.5       $        8.3
                                      ------------       ------------       ------------
                                      ------------       ------------       ------------
Supplemental disclosures of
  cash flow information:
    Cash paid during the year for:
      Interest                        $       64.9       $       60.0       $       73.3
                                      ------------       ------------       ------------
                                      ------------       ------------       ------------
      Income taxes                    $       33.7       $       26.1       $       49.9
                                      ------------       ------------       ------------
                                      ------------       ------------       ------------
Supplemental disclosure of
  non-cash investing and
  financing activity:
    Capital leases                    $         .3       $       13.3       $       18.1
                                      ------------       ------------       ------------
                                      ------------       ------------       ------------

See accompanying notes to these consolidated financial statements.


Consolidated Statements of Shareholders' Equity
-----------------------------------------------

The Vons Companies, Inc. and Subsidiaries
-----------------------------------------

                            Number
                              of      Common    Paid-In    Retained
All amounts in millions     Shares    Stock     Capital    Earnings     Notes     Total
                            ------    ------    -------    ---------    ------    ------

Balance at December 29,
  1991                        43.2    $  4.3    $ 337.6    $    95.8    $   -     $437.7

Net income                      -         -          -          53.8        -       53.8
Stock options exercised         .1        -         1.8           -         -        1.8
Issuance of notes
  receivable                    -         -          -            -        (.1)      (.1)
                            ------    ------    -------    ---------    ------    ------
Balance at January 3,
  1993                        43.3       4.3      339.4        149.6       (.1)    493.2

Net income                      -         -          -          31.6        -       31.6
Stock options exercised         -         -          .1           -         -         .1
                            ------    ------    -------    ---------    ------    ------
Balance at January 2,
  1994                        43.3       4.3      339.5        181.2       (.1)    524.9

Net income                      -         -          -          26.6        -       26.6
Stock options exercised         .1        -          .9           -         -         .9
                            ------    ------    -------    ---------    ------    ------
Balance at January 1,
  1995                        43.4    $  4.3    $ 340.4    $   207.8    $  (.1)   $552.4
                            ------    ------    -------    ---------    ------    ------
                            ------    ------    -------    ---------    ------    ------

See accompanying notes to these consolidated financial statements.

Notes to the Consolidated Financial Statements
----------------------------------------------

The Vons Companies, Inc. and Subsidiaries
-----------------------------------------

Note 1. Basis of Presentation

At January 1, 1995, the Company operated 334 supermarkets and food and drug combination retail stores under the names Vons, Pavilions and EXPO. The Company also operates a fluid milk processing facility, an ice cream plant, a bakery, and distribution facilities for meat, grocery, produce and general merchandise.

     On January 28, 1992, the Company acquired the supermarket business of Williams Bros. Markets, Inc. which included 18 supermarkets, five of which were subsequently closed.

     The Company's fiscal year is based on a 52-53 week fiscal year ending on the Sunday closest to December 31. Fiscal years 1994 and 1993 included 52 weeks which ended on January 1, 1995 and January 2, 1994, respectively. Fiscal year 1992 included 53 weeks which ended on January 3, 1993.

Note 2. Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Inventories

Inventories are stated at the lower of cost or market. The cost of substantially all inventories is determined using the last-in, first-out (LIFO) method.

Property and Depreciation

Property and equipment, including assets under capital leases, are recorded at cost and depreciated or amortized over forty years for buildings, up to ten years for fixtures and equipment and generally between fifteen and twenty-five years, but not to exceed the lease term, for leasehold improvements using principally the straight-line method for financial reporting purposes and accelerated methods for tax purposes. Major renewals and improvements are capitalized. Maintenance and repairs which do not improve or extend the life of the respective assets are charged to expense.

Amortization of Intangible Assets

The excess of cost over net assets acquired is amortized on a straight-line basis over forty years. The Company assesses the recoverability of the excess of cost over net assets acquired based on projected future operating results. Other noncurrent assets include an agreement not to compete acquired in connection with the acquisition of the Williams Bros. Markets, Inc. supermarket business. The agreement not to compete is amortized on a straight-line basis over five years.

Income Tax Provision

The income tax provision includes amounts related to current taxable income and deferred income taxes. A deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the expected reversals of the cumulative temporary differences between the carrying value of assets and liabilities for financial statement and income tax purposes. The deferred income tax provision is measured by the change in the net deferred income tax asset or liability during the year. The Company accounts for general business tax credits using the flow-through method.

Income per Common Share

Income per common share is based on the weighted average number of common shares outstanding during each year and includes common stock equivalents arising from stock options when the effect is dilutive.

Disclosure About Fair Value of Financial Instruments

The fair value of the Company's financial instruments is based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for financial instruments of the same remaining maturities.

Derivatives

Premiums paid for purchased interest rate cap contracts are amortized to interest expense over the terms of the contracts. Unamortized premiums are included in other assets in the accompanying consolidated balance sheets. Amounts earned under the interest rate cap contracts are reflected as a reduction of interest expense.

Note 3. Inventories

The excess of estimated current cost over LIFO carrying value of inventories was $27.4 million and $25.1 million at January 1, 1995 and January 2, 1994, respectively. Application of the LIFO method resulted in a charge to cost of sales, buying and occupancy of $2.3 million, $3.6 million and $6.5 million for 1994, 1993 and 1992, respectively.

Note 4. Property and Equipment

The components of property and equipment at January 1, 1995 and January 2, 1994 were as follows (in millions of dollars):



                                     January 1,     January 2,
                                        1995           1994
                                    ------------   ------------
Land                                $      233.7   $      220.0
Buildings                                  357.0          325.7
Leasehold improvements                     302.2          302.3
Fixtures and equipment                     682.3          658.2
                                    ------------   ------------
                                         1,575.2        1,506.2
Less: accumulated depreciation
  and amortization                        (421.5)        (345.5)
                                    ------------   ------------
  Net property owned                     1,153.7        1,160.7
                                    ------------   ------------
Capital leases                              75.1           76.4
Less: accumulated amortization             (25.8)         (21.5)
                                    ------------   ------------
  Net capital leases                        49.3           54.9
                                    ------------   ------------
    Property and equipment, net     $    1,203.0   $    1,215.6
                                    ------------   ------------
                                    ------------   ------------

Note 5. Accrued Current Liabilities

The components of accrued current liabilities at January 1, 1995 and January 2, 1994 were as follows (in millions of dollars):

                                     January 1,     January 2,
                                        1995           1994
                                    ------------   ------------
Accrued payroll, benefits and
  related taxes                     $      118.1   $       85.7
Accrued self-insurance                      42.2           47.2
Other                                       86.5           86.7
                                    ------------   ------------
  Accrued current liabilities       $      246.8   $      219.6
                                    ------------   ------------
                                    ------------   ------------

Note 6. Senior and Subordinated Debt

Senior and subordinated debt as of January 1, 1995 and January 2, 1994 were as follows (in millions of dollars):

                                     January 1,     January 2,
                                        1995           1994
                                    ------------   ------------
Senior debt:
  Revolving Credit Facility,
    interest at prime,
    certificate of deposit
    or Eurodollar rate plus
    designated amounts,
    due 1996                        $      149.8   $      217.7
  Term Loan Facility, interest at
    prime, certificate of deposit
    or Eurodollar rate plus
    designated amounts, due 1996           150.0          150.0
  Mortgage, 9.25%, secured by
    real property, due in monthly
    installments of $1.0 million
    including interest, due 1997           115.0          116.7
  Mortgages, 6.00% to 12.25%,
    secured by real property, due
    in varying monthly
    installments with maturity
    dates from 1997 to 2009                 14.6           16.1
                                    ------------   ------------
      Total                                429.4          500.5
  Less: current portion                      3.2            3.3
                                    ------------   ------------
    Long-term portion               $      426.2   $      497.2
                                    ------------   ------------
                                    ------------   ------------
Subordinated debt:
  Senior subordinated
    debentures, 6-5/8%, less
    unamortized discount of
    $11.1 million and $15.4
    million at January 1, 1995
    and January 2, 1994,
    respectively, based on an
    effective interest rate of
    12.5%, interest due in
    semiannual installments         $       69.6   $       72.1
  Senior subordinated notes,
    9-5/8%, interest due in
    semiannual installments                150.0          150.0
  Senior subordinated notes,
    8-3/8%, interest due in
    semiannual installments                100.0          100.0
                                    ------------   ------------
    Total                           $      319.6   $      322.1
                                    ------------   ------------
                                    ------------   ------------

     In October 1991, the Company entered into a loan agreement with a group of banks for a $475 million revolving credit facility (the "Revolving Credit Facility"). The Revolving Credit Facility was to mature on January 31, 1996 and was comprised of two separate lines: Line A - a $300 million revolving line; and Line B - a $175 million standby and commercial letters of credit line. At January 1, 1995, borrowings under Line A were $149.8 million and standby letters of credit under Line B were $74.0 million. Available unused credit under the Revolving Credit Facility was $251.2 million at January 1, 1995.

     In December 1993, the Company entered into a loan agreement with a group of banks for a $150 million Senior Unsecured Term
Loan Facility (the "Term Loan Facility"). The Term Loan Facility was to mature on January 31, 1996.

     On February 17, 1995, the Company entered into an agreement with a group of banks for a $625 million revolving credit facility, replacing the Revolving Credit Facility and Term Loan Facility. The facility expires on February 17, 2000; however, it provides that the Company may request that the banks extend the maturity date by one year beginning in September 1997 and each year thereafter. Interest for the facility is at prime or Eurodollar rate plus designated amounts. At the Company's option, the facility may be used to support commercial paper borrowings, other unsecured bank borrowings and standby letters of credit outside the facility.

     The Company's involvement with derivative financial instruments has been limited to interest rate cap contracts to reduce the impact of increases in interest rates on the revolving credit facility. During 1992, the Company purchased three interest rate cap contracts with two, three and five year maturity dates. All of the interest rate cap contracts became effective on January 1, 1993. The contracts hedge principal amounts of $250 million for 1993 and 1994, $200 million for 1995, and $100 million for 1996 and 1997 of interest rate exposure in excess of an approximate 8.5% effective borrowing rate under the revolving credit facility. The Company records interest expense or interest income related to interest rate cap contracts on a monthly basis. Weighted average interest costs, including commitment fees, for the Revolving Credit Facility and for the Term Loan Facility for 1994 were 5.4%. At January 1, 1995, the corresponding bank prime rate was 8.5%. Commitment fees under the Revolving Credit and Term Loan Facilities were $1.5 million per year for 1994, 1993 and 1992.

     The Company's $115.0 million mortgage loan requires monthly principal and interest payments of approximately $1 million with a one-time payment of approximately $111 million in July 1997.

     The indenture related to the 6-5/8% Senior Subordinated Debentures (the "6-5/8% Debt") provides for mandatory redemptions. As of January 1, 1995, $18.2 million, $25.0 million and $37.5 million are due on May 15, 1996, May 15, 1997 and
May 15, 1998, respectively. Interest on the 6-5/8% Debt is payable semiannually on May 15 and November 15. The 6-5/8% Debt may be redeemed at any time at 100% of the principal amount plus accrued interest. The 6-5/8% Debt was issued at a discount which is being amortized over the related term of the indebtedness.

     The indenture related to the 9-5/8% Senior Subordinated Notes (the "9-5/8% Debt") due April 1, 2002 provides for principal repayment at maturity. Interest on the 9-5/8% Debt is payable semiannually on April 1 and October 1. The 9-5/8% Debt may be redeemed at the Company's option any time on or after April 1, 1997, at varying percentages above par of the principal amount plus accrued interest. The Company is not required to make mandatory redemption or sinking fund payments with respect to the 9-5/8% Debt prior to maturity.

     The indenture related to the 8-3/8% Senior Subordinated Notes (the "8-3/8% Debt") due October 1, 1999 provides for principal repayment at maturity. Interest on the 8-3/8% Debt is payable semiannually on October 1 and April 1. The 8-3/8% Debt may be redeemed at the Company's option any time on or after October 1, 1997, at 100% of the principal amount plus accrued interest. The Company is not required to make mandatory redemption or sinking fund payments with respect to the 8-3/8% Debt prior to maturity.

    At January 1, 1995 and January 2, 1994, the carrying value of financial instruments approximated fair value.

     During 1994, 1993 and 1992, the Company early retired through repurchase and/or redemption $6.8 million, $27.1 million and $289.7 million, respectively, of subordinated debt. These repurchases resulted in an extraordinary after tax charge of $1.4 million and $12.8 million in 1993 and 1992, respectively.

     The Company's debt agreements contain various restrictions on the incurrence of additional indebtedness, payment or prepayment of senior subordinated and subordinated debt, investments, acquisitions, capital expenditures, dividends, common stock redemptions and purchases and dispositions of assets. The covenants also require the Company to meet certain shareholders' equity levels, debt leverage levels and fixed charge coverage ratios which can vary each fiscal year. The Company is in compliance with these covenants as of January 1, 1995. Under its most restrictive debt agreement, the Company had $74.0 million available for dividends and distributions at January 1, 1995. Management of the Company does not expect to pay cash dividends in the foreseeable future.

     Principal payments required in future years are as follows
(in millions of dollars):


                                                   Principal
                                                    Payments
                                                   ----------
1995                                               $      3.2
1996                                                     21.6
1997                                                    137.0
1998                                                     38.6
1999                                                    101.1
2000-2004                                               457.3
2005-2009                                                 1.3
                                                   ----------
  Total principal payments                              760.1
Less: current portion                                     3.2
                                                   ----------
  Long-term portion                                $    756.9
                                                   ----------
                                                   ----------

Note 7. Leases

The Company currently leases certain of its stores, distribution facilities, vehicles and equipment for periods up to 45 years with various renewal options. The majority of such leases are noncancellable operating leases. Certain operating and capital leases require contingent rentals based upon a percentage of sales over a specified amount. Rental expense under operating leases was as follows (in millions of dollars):

                                  Fiscal Year Ended
                     ------------------------------------------
                      January 1,      January 2,    January 3,
                         1995            1994          1993
                     ------------   ------------   ------------
Minimum rentals      $       60.9   $       76.9   $       73.2
Contingent rentals            7.5            8.3           10.2
Sublease rentals
  received                   (4.7)          (4.2)          (3.7)
                     ------------   ------------   ------------
  Rental expense,
    net              $       63.7   $       81.0   $       79.7
                     ------------   ------------   ------------
                     ------------   ------------   ------------

     Capital lease obligations, relating primarily to buildings, vary in amounts with interest rates ranging from 6.7% to 12.5%. Contingent rentals associated with capital leases were $1.4 million, $2.0 million and $2.7 million for 1994, 1993 and 1992, respectively.

     Future minimum lease payments under noncancellable operating and capital leases, together with the present value of the net minimum lease payments, at January 1, 1995 were as follows (in millions of dollars):

                                       Operating       Capital
                                         Leases         Leases
                                       ---------       -------
1995                                   $    61.1       $  10.7
1996                                        56.9           9.8
1997                                        53.4           9.2
1998                                        51.9           7.1
1999                                        50.4           6.5
2000-2004                                  223.7          31.6
2005-2009                                  146.9          29.0
2010-2014                                   51.9          10.8
2015-2019                                    7.1           6.4
2020-2024                                     .9            -
Thereafter                                    .7            -
                                       ---------       -------
  Total minimum lease commitments      $   704.9         121.1
                                       ---------
                                       ---------
Less: interest portion                                    57.6
                                                       -------
  Present value of net minimum lease
    commitments                                           63.5
Less: current portion                                      5.5
                                                       -------
  Long-term portion                                    $  58.0
                                                       -------
                                                       -------


     Minimum sublease rentals to be received in the future under noncancellable operating and capital leases totaled $33.4 million at January 1, 1995.

     Effective September 1993, the Company became a partner of a California general partnership. This partnership has obligations for 21 retail leases for periods up to 20 years with various renewal options. It is the partnership's intent to dispose of its leasehold interest in all of these sites. Future minimum lease payments of the partnership under noncancellable operating leases at January 1, 1995 were as follows (in millions of dollars):


                                                  January 1,
                                                     1995
                                                  ----------
1995                                              $      4.2
1996                                                     4.2
1997                                                     4.1
1998                                                     3.9
1999                                                     3.9
2000-2004                                               16.4
2005-2009                                               10.0
2010-2013                                                3.0
                                                  ----------
  Total minimum lease commitments                 $     49.7
                                                  ----------
                                                  ----------

     Minimum sublease rentals to be received by the partnership under noncancellable operating leases totaled $5.7 million at January 1, 1995.

Note 8. Employee Benefit Plans

The Company sponsors a defined benefit pension plan for all nonunion employees. An employee's benefit is based on years of credited service and the employee's final average pay calculated on the highest five years of compensation during the last ten years of employment. The Company's funding policy is to contribute at least the minimum annual contribution required by Internal Revenue Service regulations.

     The following table sets forth the defined benefit pension plan's funded status and amounts recognized in the Company's consolidated balance sheets at January 1, 1995 and January 2, 1994 (in millions of dollars):

                                    January 1,      January 2,
                                       1995            1994
                                   ------------    ------------
Actuarial present value of
  benefit obligation:
  Accumulated benefit obligation,
    including vested benefit of
    $35.5 million at January 1,
    1995 and $32.7 million at
    January 2, 1994                $       37.8    $       35.0
                                   ------------    ------------
                                   ------------    ------------
Projected benefit obligation for
  service rendered to date         $      (49.7)   $      (52.9)
Plan assets at fair value,
  primarily listed stocks and
  U.S. bonds                               46.2            44.9
                                   ------------    ------------
  Projected benefit obligation
    in excess of plan assets               (3.5)           (8.0)
Unrecognized net loss from past
  experience different from that
  assumed, unrecognized prior
  service cost and effects of
  changes in assumptions                   12.6            17.7
                                   ------------    ------------
  Pension asset included in other
    noncurrent assets              $        9.1    $        9.7
                                   ------------    ------------
                                   ------------    ------------

     The discount rate used in determining the actuarial present value of the projected benefit obligation was 8.5% at January 1, 1995 and 7.5% at January 2, 1994. The expected long-term rate of return on assets and rate of increase in compensation levels were 9.0% and 4.5%, respectively, at January 1, 1995 and 10.0% and 4.5%, respectively, at January 2, 1994. Net pension cost under the defined benefit pension plan for 1994, 1993 and 1992 included the following components (in millions of dollars):

                               Fiscal Year Ended
                  --------------------------------------------
                   January 1,      January 2,      January 3,
                      1995            1994            1993
                  ------------    ------------    ------------
Service cost      $        3.4    $        2.5    $        2.2
Interest cost on
  projected
  benefit
  obligation               4.0             3.6             3.0
Actual return on
  plan assets               .9            (3.0)           (1.9)
Net amortization
  and deferral            (4.4)            (.7)           (1.6)
                  ------------    ------------    ------------
  Net pension
    cost          $        3.9    $        2.4    $        1.7
                  ------------    ------------    ------------
                  ------------    ------------    ------------

     During 1992, the Company adopted a supplemental executive retirement plan which provides supplemental income payments for certain officers during retirement. Total pension expense for all plans was $5.1 million, $3.6 million and $2.8 million for 1994, 1993 and 1992, respectively.

     The Company's contributory profit sharing plan for nonunion employees qualifies under Section 401(k) of the Internal Revenue Code. Under the profit sharing plan, the Company's contribution is determined annually by the Chairman of the Board of Directors. Total expense related to the Company's profit sharing plan was $5.3 million, $4.3 million and $7.9 million for the 1994, 1993 and 1992 plan years, respectively.

     The Company sponsors a retiree medical plan covering substantially all nonunion employees who retire under certain age and service requirements. The retiree medical plan provides outpatient, inpatient and various other covered services. Participants in the retiree medical plan who retire after June 30, 1990 receive a benefit based upon years of service and a benefit value at the time of retirement. Each retiree's benefit account may be indexed each year to the social security cost of living, up to a maximum of 4.0%. Such benefits are funded from the Company's general assets. The Company has the right to modify or terminate the plan.

     The Company adopted Statement of Financial Accounting Standards No. 106 ("SFAS No. 106"), "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective
January 3, 1993. SFAS No. 106 requires that the cost of these benefits be recognized in the consolidated financial statements over an employee's service period. The Company elected to immediately recognize in the first quarter of 1992 a transition obligation of $15.5 million, net of a deferred income tax benefit of $10.2 million in accordance with the provisions of SFAS No. 106.

     The accumulated benefit obligation for the retiree medical plan as of January 1, 1995 and January 2, 1994 was as follows (in millions of dollars):

                                      January 1,    January 2,
                                         1995          1994
                                     ------------  ------------
Accumulated retiree medical benefit
  obligation:
    Retirees                         $        9.9  $       16.4
    Fully eligible active plan
      participants                            3.5           4.0
    Other active plan participants           12.0          12.5
Unrecognized net gain (loss)                  6.9          (3.0)
                                     ------------  ------------
  Accrued retiree medical benefit
    obligation                       $       32.3  $       29.9
                                     ------------  ------------
                                     ------------  ------------

     For measurement purposes, an 8.0% increase in the cost of covered retiree medical benefits was assumed for 1994. The rate was assumed to decline gradually to 6.0% in 1996, and remain at that level thereafter. A 1.0% increase in the retiree medical cost trend rate would increase the retiree medical benefit obligation at January 1, 1995 by $0.6 million and the 1994 annual expense by $0.1 million. The weighted average discount rate used in determining the accumulated retiree medical benefit obligation was 8.5% and 7.5% at January 1, 1995 and January 2, 1994, respectively. The net retiree medical plan cost for 1994, 1993 and 1992 included the following components (in millions of dollars):

                                   Fiscal Year Ended
                     ------------------------------------------
                      January 1,     January 2,     January 3,
                         1995           1994           1993
                     ------------   ------------   ------------
Service cost         $        1.2   $         .8   $         .8
Interest cost                 2.1            2.4            2.4
                     ------------   ------------   ------------
  Net retiree
   medical plan
   costs             $        3.3   $        3.2   $        3.2
                     ------------   ------------   ------------
                     ------------   ------------   ------------


     The Company contributes to multi-employer joint pension plans and health and welfare plans administered by various trustees. Contributions to these plans are based upon negotiated labor contracts. The pension plans may be deemed to be defined benefit plans. Information relating to accumulated benefits and fund assets as they may be allocable to the Company at January 1, 1995 is not available. Total pension expense for the union plans was $22.3 million, $30.3 million and $12.1 million for 1994, 1993 and 1992, respectively. The health and welfare plans provide medical, dental and other benefits to certain employees covered by union contracts. Total health and welfare expense for these plans was $125.9 million, $107.1 million and $153.9 million for 1994, 1993 and 1992, respectively.

Note 9. Income Taxes

During 1992, the Company changed its method of accounting for income taxes to comply with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This standard requires, among other things, recognition of future tax consequences, measured by enacted tax rates, attributable to temporary differences between financial statement and income tax bases of assets and liabilities. The change in accounting method has been applied retroactively to June 28, 1987 by restating prior years' consolidated financial statements.

     The provision for income taxes for 1994, 1993 and 1992 was comprised of the following amounts (in millions of dollars):

                                                    Fiscal Year Ended
                                      --------------------------------------------
                                       January 1,      January 2,      January 3,
                                          1995            1994            1993
                                      ------------    ------------    ------------
Current:
  Federal                             $       24.7    $       13.3    $       49.3
  State                                        5.2             7.6            16.5
                                      ------------    ------------    ------------
    Total current income tax
      provision                               29.9            20.9            65.8
                                      ------------    ------------    ------------
Deferred:
  Federal                                      (.7)           15.7             1.1
  State                                        (.8)             .2            (1.4)
                                      ------------    ------------    ------------
    Total deferred income tax
      provision                               (1.5)           15.9             (.3)
                                      ------------    ------------    ------------
      Total income tax provision      $       28.4    $       36.8    $       65.5
                                      ------------    ------------    ------------
                                      ------------    ------------    ------------

     Reconciliation of the Federal statutory rate and effective rate for 1994, 1993 and
1992 was as follows (in millions of dollars):

                                                          Fiscal Year Ended
                                             ------------------------------------------
                                              January 1,     January 2,     January 3,
                                                 1995           1994           1993
                                             ------------   ------------   ------------
Federal statutory expected provision         $       19.3   $       24.4   $       50.2
Amortization of excess of cost over net
  assets acquired                                     5.0            5.1            5.1
State income taxes, net of Federal income
  tax benefit                                         3.1            5.1           10.0
Effect to beginning of year deferred income
  tax balance for increase in Federal
  statutory tax rate                                   -             2.0             -
Other                                                 1.0             .2             .2
                                             ------------   ------------   ------------
  Total income tax provision                 $       28.4   $       36.8   $       65.5
                                             ------------   ------------   ------------
                                             ------------   ------------   ------------

    Deferred income taxes consisted of future tax liabilities (assets) attributable to the following (in millions of dollars):

                                                            January 1,       January 2,
                                                               1995             1994
                                                           ------------     ------------
Deferred tax liabilities:
  Excess of book over tax bases                            $      141.2     $      140.0
  Excess of tax over book depreciation                             84.1             72.3
                                                           ------------     ------------
    Deferred tax liabilities                                      225.3            212.3
                                                           ------------     ------------
Deferred tax assets:
  Cash versus accrual basis                                      (136.6)          (113.8)
  Other, net                                                       (2.2)           (10.5)
                                                           ------------     ------------
    Deferred tax assets                                          (138.8)          (124.3)
                                                           ------------     ------------
  Deferred income taxes, net                               $       86.5     $       88.0
                                                           ------------     ------------
                                                           ------------     ------------
/TABLE

     The tax returns for all of the Company's fiscal periods ended subsequent to and including December 31, 1989 are open for examination by the Internal Revenue Service (the "IRS") and/or various state tax authorities. Additionally, certain tax returns of entities acquired by the Company for earlier tax years are open for examination by the IRS. Management believes that any adjustments arising out of the examinations for which the Company would be liable would not have a material effect on the Company's consolidated financial position.

Note 10. Related Party Transactions

The Company leases a distribution facility from a California general partnership whose general partners are Vons and a Texas general partnership, of which a director of the Company is a general partner. Vons and the Texas general partnership each have a 50% interest in the California general partnership. During 1994, 1993 and 1992, the Company paid rent of $1.9 million per year from which the partnership distributed $70,000, $160,000 and $188,000 to the Texas general partnership in such years, respectively.

     A wholly owned subsidiary of Safeway owns approximately 35% of the outstanding voting stock of the Company. Safeway and its affiliates sold certain inventory and other items to the Company for an aggregate amount during 1994, 1993 and 1992 of approximately $21.3 million, $2.5 million and $5.7 million, respectively. The Company sold certain inventory items to Safeway and its affiliates for an aggregate amount during 1994, 1993 and 1992 of approximately $6.6 million, $2.4 million and $6.7 million, respectively. Three directors of the Company are also directors of Safeway and a fourth director of the Company is both a director and an officer of Safeway.

     The Company leases eight properties from a partnership that is 80% owned by a subsidiary of Safeway and 20% owned by the principal stockholder of Safeway. The rentals under the leases were $0.7 million, $0.7 million and $0.6 million in 1994, 1993 and 1992, respectively. In addition, the Company is secondarily liable to this partnership under four leases for which the annual minimum rental is $0.2 million, all of which is currently being paid by assignees.

     Another California general partnership whose general partners include directors and management of the Company had the right to purchase several leaseholds of the Company. The Company paid the California general partnership $2.2 million in 1993 to cancel this purchase right.

     A director of the Company is affiliated with an entity which was engaged to provide buying services. These buying services were terminated in June 1992. During 1992, the entity was paid
$324,000 for buying services rendered.

     A director of the Company borrowed a total of $118,000 from the Company for the purchase of 5,000 shares of the Company's common stock by notes dated January 3, 1992 and July 22, 1992. The notes are secured by a pledge of the 5,000 shares of common stock. The notes accrue interest at the Federal mid term rate in effect under Internal Revenue Code Section 1274(d), compounded semiannually. All payments of principal and interest are due and payable on December 31, 1997.

Note 11. Contingencies

The Company is a party to several pending legal proceedings and claims. Although the outcome of such proceedings and claims cannot be determined with certainty, management believes that their final outcome should not have a material adverse effect on the Company's consolidated financial position.

     As a result of the disposal of certain assets and leasehold interests by the Company and by a partnership of which the Company is a general partner, the Company is contingently liable to certain landlords and pension funds.

Note 12. Shareholders' Equity

The Company has various stock option plans. Options under the 1987 Stock Option Plan are fully vested. Options under the 1990 Stock Option Plan vest as determined by the Compensation Committee of the Board of Directors. Generally, options vest 25% one year from the date of grant and 25% per year thereafter. However, a limited number of options vest 20% at the date of grant and 20% per year thereafter and others vest 33-1/3% per year beginning one year after grant. Options under the Directors' Stock Option Plan vest 25% six months from the date of grant and 25% on the anniversary of the date of grant thereafter. For all plans, the options expire ten years from the date of grant.

     Information regarding the Company's stock option plans is summarized below:

                                        1987                1990             Directors'
                                    Stock Option        Stock Option        Stock Option
                                        Plan                Plan                Plan
                                    ------------        ------------        ------------
Shares authorized                        175,227           4,000,000             225,000
                                    ------------        ------------        ------------
                                    ------------        ------------        ------------
Shares under option:
  Outstanding at December 29,
    1991                                  80,394           1,184,500                  -
    Granted                                   -              575,015              71,693
    Exercised                             26,125              62,875                  -
    Forfeited                                 -               17,900                  -
                                    ------------        ------------        ------------
  Outstanding at January 3, 1993          54,269           1,678,740              71,693
    Granted                                   -              584,642              44,192
    Exercised                              5,750               1,000                  -
    Forfeited                                 -              218,985              16,842
                                    ------------        ------------        ------------
  Outstanding at January 2, 1994          48,519           2,043,397              99,043
    Granted                                   -            1,164,009              52,028
    Exercised                              7,000              34,240                  -
    Forfeited                             11,250             484,152              20,144
                                    ------------        ------------        ------------
  Outstanding at January 1, 1995          30,269           2,689,014             130,927
                                    ------------        ------------        ------------
                                    ------------        ------------        ------------

Range of option prices per
  share:
  At January 3, 1993                $       9.28        $ 2.50-27.55        $22.04-27.55
  At January 2, 1994                $       9.28        $ 2.50-27.55        $17.51-27.55
  At January 1, 1995                $       9.28        $ 2.50-27.55        $14.23-27.55
Options exercisable:
  At January 3, 1993                      54,269             401,751              17,923
  At January 2, 1994                      48,519             765,054              37,022
  At January 1, 1995                      30,269             991,426              69,241
Average price of options
  exercised:
  Year ended January 3, 1993        $       9.28        $       3.36        $         -
  Year ended January 2, 1994        $       9.28        $      21.35        $         -
  Year ended January 1, 1995        $       9.28        $       2.50        $         -

     Effective January 1, 1991, the Company adopted the Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan allows employees to purchase the Company's stock through payroll deductions. The source of stock is weekly open market purchases by a third party administrator. Administrative and purchase commission costs associated with the Stock Purchase Plan are borne and paid by the Company according to the agreement with the third party administrator.

Note 13. Earthquake Loss

On January 17, 1994, Southern California was struck by a major earthquake which resulted in the temporary closure of 45 of the Company's stores. All of the closed stores reopened within approximately one week of the earthquake. The Company carries insurance to protect against earthquake loss. The estimated total loss is approximately $25.0 million which, after insurance recoveries, resulted in a first quarter 1994 pre-tax nonrecurring selling and administrative charge of $5.0 million, or $.07 per share. As of January 1, 1995, the accompanying consolidated financial statements include a $10.0 million receivable for insurance recoveries.

Note 14. Restructuring Charges

During 1993, the Company recorded a restructuring charge of $56.9 million, or $.77 per share. The 1993 charge reflected anticipated costs associated with a program to accelerate the closing of underperforming facilities, including 11 stores, and to eliminate approximately 300 administrative and support positions, which included 18 officers. The 1993 restructuring charge included $42.7 million for expenses relating to facility closures and $14.2 million for severance and other related expenses.

     In late 1994, the Company determined that the facility closures and reductions in work force undertaken in 1993 would not achieve the Company's cost reduction goals. The Company undertook additional restructuring initiatives resulting in further facility closures and reductions in work force. During 1994, the Company recorded restructuring charges of $33.0 million, or $.45 per share. The 1994 restructuring charges included $27.4 million for expenses related to facility closures. These facility closures include 16 stores, the majority of which were closed by year end 1994, and the San Diego distribution facility, to be closed in 1995. The remaining $5.6 million of the charges relates to severance and other costs associated with the elimination of approximately 400 administrative and support positions, the majority of which were eliminated during third quarter 1994.

     Of the total $89.9 million restructuring reserve, $55.9 million of costs and payments have been charged against the reserve as of January 1, 1995, representing asset write offs and lease obligations for closed facilities of $39.4 million and severance and other related expenses of $16.5 million.

Note 15. Quarterly Financial Data (Unaudited)

The results of operations for 1994 and 1993 were as follows (in millions of dollars except share data):

                            First        Second         Third        Fourth
                           Quarter       Quarter       Quarter       Quarter
Fiscal Year 1994         (12 Weeks)    (12 Weeks)    (16 Weeks)    (12 Weeks)
                         -----------   -----------   -----------   -----------
Sales                    $   1,144.0   $   1,160.2   $   1,516.2   $   1,176.2
Gross profit (1)               286.8         267.5         373.3         301.8
Amortization of excess
  cost over net assets
  acquired                       3.5           3.5           4.6           3.5
Restructuring charges             -             -           19.0          14.0
Operating income                32.7          25.3          32.1          35.7
Interest expense, net           15.7          16.8          21.7          16.6
Income before
  extraordinary item             9.0           4.5           4.0           9.1
Extraordinary item                -             -             -             -
Net income               $       9.0   $       4.5   $       4.0   $       9.1
                         -----------   -----------   -----------   -----------
                         -----------   -----------   -----------   -----------
Income per common
  share:
  Income before
    extraordinary item   $       .21   $       .10   $       .09   $       .21
  Extraordinary item              -             -             -             -
                         -----------   -----------   -----------   -----------
  Net income             $       .21   $       .10   $       .09   $       .21
                         -----------   -----------   -----------   -----------
                         -----------   -----------   -----------   -----------
Weighted average
  common shares and
  common share
  equivalents             43,475,000    43,516,000    43,533,000    43,717,000
                         -----------   -----------   -----------   -----------
                         -----------   -----------   -----------   -----------


                            First        Second         Third        Fourth
                           Quarter       Quarter       Quarter       Quarter
Fiscal Year 1993         (12 Weeks)    (12 Weeks)    (16 Weeks)    (12 Weeks)
                         -----------   -----------   -----------   -----------
Sales                    $   1,194.2   $   1,175.3   $   1,534.5   $   1,170.5
Gross profit (1)               302.4         297.2         376.5         297.0
Amortization of excess
  cost over net assets
  acquired                       3.5           3.5           4.6           3.4
Restructuring charge              -             -           56.9            -
Operating income
  (loss)                        43.5          47.1          (4.4)         49.6
Interest expense, net           14.9          15.2          20.6          15.3
Income (loss) before
  extraordinary item            15.9          17.7         (19.5)         18.9
Extraordinary item                -             -           (1.4)           -
Net income (loss)        $      15.9   $      17.7   $     (20.9)  $      18.9
                         -----------   -----------   -----------   -----------
                         -----------   -----------   -----------   -----------
Income (loss) per
  common share:
  Income (loss) before
    extraordinary item   $       .37   $       .40   $      (.45)  $       .44
  Extraordinary item              -             -           (.03)           -
                         -----------   -----------   -----------   -----------
  Net income (loss)      $       .37   $       .40   $      (.48)  $       .44
                         -----------   -----------   -----------   -----------
                         -----------   -----------   -----------   -----------
Weighted average
  common shares and
  common share
  equivalents             43,549,000    43,512,000    43,474,000    43,469,000
                         -----------   -----------   -----------   -----------
                         -----------   -----------   -----------   -----------


(1) Gross profit represents sales net of cost of sales, buying and occupancy costs.


Independent Auditors' Report
----------------------------
The Vons Companies, Inc. and Subsidiaries
-----------------------------------------

The Board of Directors
The Vons Companies, Inc.:

We have audited the accompanying consolidated balance sheets of The Vons Companies, Inc. and subsidiaries as of January 1, 1995 and January 2, 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for the fifty-two week periods ended January 1, 1995 and January 2, 1994 and the fifty-three week period ended January 3, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Vons Companies, Inc. and subsidiaries at January 1, 1995 and January 2, 1994 and the results of their operations and cash flows for the fifty-two week periods ended January 1, 1995 and January 2, 1994 and the fifty-three week period ended January 3, 1993, in conformity with generally accepted accounting principles.

     As discussed in Note 8 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" in the fifty-three week period ended January 3, 1993.

/s/ KPMG Peat Marwick LLP


KPMG Peat Marwick LLP

Los Angeles, California
February 20, 1995