Form 10-K405, Exhibit 13
period 1995-12-31
VONS COMPANIES INC
filed 1996-03-06
CIK 715633

                                                   Exhibit 13

THE VONS COMPANIES, INC. AND SUBSIDIARIES
-----------------------------------------

     Five-Year Selected Financial Data

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

                                                                As of and     As of and
                                                               for the 53    for the 52
                        As of and for the 52 Weeks Ended       Weeks Ended   Weeks Ended
(in millions of     ----------------------------------------  ------------  ------------
 dollars except     December 31,   January 1,    January 2,    January 3,   December 29,
 share data)            1995          1995          1994          1993          1991
                    ------------  ------------  ------------  ------------  ------------
Summary of
 Operations:
  Sales             $    5,070.7  $    4,996.6  $    5,074.5  $    5,595.5  $    5,350.2
  Restructuring
    charges                   -           33.0          56.9            -             -
  Operating
    income                 194.1         125.8         135.8         219.1         197.1
  Interest
    expense, net            67.3          70.8          66.0          71.5          86.4
  Income before
    income tax
    provision              126.8          55.0          69.8         147.6         110.7
  Income before
    extraordinary
    item and
    cumulative
    effect of
    change in
    accounting
    for retiree
    medical
    benefits                68.1          26.6          33.0          82.1          66.4
  Income before
    cumulative
    effect of
    change in
    accounting
    for retiree
    medical
    benefits                68.1          26.6          31.6          69.3          60.1
  Net income                68.1          26.6          31.6          53.8          60.1
  Income
    applicable to
    common
    shareholders            68.1          26.6          31.6          53.8          60.1
  Income per
    common and
    common equivalent
    share before
    extraordinary
    item and
    cumulative
    effect of
    change in
    accounting
    for retiree
    medical
    benefits                1.55           .61           .76          1.89          1.60
  Income per
    common and
    common equivalent
    share before
    cumulative
    effect of
    change in
    accounting
    for retiree
    medical
    benefits                1.55           .61           .73          1.60          1.45
  Net income per
    common and
    common equivalent
    share                   1.55           .61           .73          1.24          1.45
  Dividends paid
    on common
    stock                     -             -             -             -             -

Financial
 Position:
  Working capital
    (deficit)             (141.1)         (96.1)        (69.3)        (74.9)        (64.2)
 Total assets            2,186.5        2,222.0       2,249.5       2,066.0       1,863.2
    Long-term debt:
    Capital lease
      obligations           53.4           58.0          62.7          56.4          42.3
    Senior debt            298.8          426.2         497.2         389.2         272.2
     Subordinated
      debt, net            305.7          319.6         322.1         342.5         376.8
   Common
    shareholders'
    equity                 623.3          552.4         524.9         493.2         437.7
   Shareholders'
    equity per
    common share           14.32          12.73         12.11         11.38         10.12

Other Data:
  Weighted
    average
    common
    shares during
    year,
    including
    common share
    equivalents       43,948,000     43,560,000    43,501,000    43,512,000    41,583,000
   Outstanding
    common
    shares at
    year end          43,533,000     43,383,000    43,342,000    43,335,000    43,246,000


/TABLE

THE VONS COMPANIES, INC. AND SUBSIDIARIES
-----------------------------------------
     Management's Discussion and Analysis of Financial Condition and Results of Operations

     Results of Operations


     The following table sets forth the consolidated statements of operations data (in millions of dollars and as a percentage of sales except share data):

                                                Fifty-Two Weeks Ended
                                                ---------------------
                              December 31, 1995    January 1, 1995     January 2, 1994
                              -----------------   -----------------   -----------------
Sales                         $5,070.7    100.0%  $4,996.6    100.0%  $5,074.5    100.0%
Costs and expenses:
  Cost of sales, buying
    and occupancy              3,790.2     74.8    3,767.2     75.4    3,801.4     74.9
  Selling and
    administrative
    expenses                   1,071.4     21.1    1,055.5     21.1    1,065.4     21.0
  Amortization of excess
    cost over net assets
    acquired                      15.0       .3       15.1       .3       15.0       .3
  Restructuring charges             -        -        33.0       .7       56.9      1.1
Operating income                 194.1      3.8      125.8      2.5      135.8      2.7
Interest expense, net             67.3      1.3       70.8      1.4       66.0      1.3
Income before income
  tax provision                  126.8      2.5       55.0      1.1       69.8      1.4
Income tax provision              58.7      1.2       28.4       .6       36.8       .7
Income before
  extraordinary item              68.1      1.3       26.6       .5       33.0       .7
Extraordinary item                  -        -          -        -        (1.4)     (.1)
Net income                        68.1      1.3       26.6       .5       31.6       .6
Income per common and
  common equivalent
  share:
    Income before
      extraordinary item          1.55                 .61                 .76
    Extraordinary item             -                   -                  (.03)
    Net income                    1.55                 .61                 .73


     In late 1993, Vons began a company-wide cost containment and strategic restructuring program to improve sales and profitability. The program generated cost savings which were reinvested in shelf pricing, promotions and customer service.
The most significant savings were generated from the accelerated closure of 26 underperforming stores, the elimination of 700 administrative and support staff positions and the closing of a distribution facility (see Note 14 to the Consolidated Financial Statements included elsewhere herein). With the closing of the Company's San Diego distribution facility in third quarter of 1995, substantially all of the cost containment and strategic restructuring initiatives have been executed. However, key to the Company's ongoing strategy is its commitment to cost containment, productivity and efficiency in order to maintain its competitive position.

     The Company's marketing focus and its commitment to a low cost structure are long-term strategies, which are initially intended to benefit sales by funding lower prices, which in turn will improve the Company's ability to achieve strong, sustainable earnings growth.

     The 1995 merger of two of the Company's major competitors, Food 4 Less Supermarkets, Inc. and Ralphs
Grocery Company, resulted in a change in the composition of the Company's competitors as certain trade names were eliminated and store format conversions occurred. The
Company does not believe that the merger or its effect on the already competitive marketplace will have a material impact on the Company's sales and earnings prospects.

     Comparison of Fifty-Two Weeks Ended December 31, 1995 with
     Fifty-Two Weeks Ended January 1, 1995

     Sales. Sales for 1995 were $5,070.7 million, an increase of $74.1 million, or 1.5%, over 1994. Same store sales increased 3.5% over 1994 sales. The increase in sales reflects the favorable consumer response to improved customer service, the "Vons Is Value" marketing campaign and the slowly improving economic environment in Southern California offset by competitive new store, remodel and conversion activity. In 1995, the Company opened 13 new stores, closed 19 stores and completed 37 store remodel projects.

     Costs and Expenses. Costs and expenses for 1995 were $4,876.6 million, an increase of $5.8 million, or 0.1%, over the comparable 1994 period.

     Cost of sales and buying and occupancy expenses as a percentage of sales for 1995 were 74.8%, a decrease of 0.6 percentage point from 1994. The impact of lower prices has been more than offset by decreased product costs achieved through better utilization of category management, more effective promotional offerings and increased private brand sales.

     Selling and administrative expenses as a percentage of sales were 21.1% in 1995, comparable to 1994, which included a $5.0 million insurance deductible charge related to the Northridge earthquake. This reflects higher service levels in the stores as well as negotiated union wage rate increases which were offset by a more efficient mix of store labor.

     The Company recorded restructuring charges of $33.0 million, or $.45 per share, in 1994 (see Note 14 to the Consolidated Financial Statements included elsewhere herein).

     Operating Income.  Operating income for 1995 was
$194.1 million, an increase of $68.3 million, or 54.3%, over 1994. Operating margin increased to 3.8% in 1995 versus 2.5% in 1994. Excluding the 1994 restructuring charges, results for 1994 were $158.8 million, or 3.2% of sales. These increases primarily reflect an increase in gross margin. Operating income before depreciation and amortization of property, amortization of goodwill and other assets, LIFO charge, earthquake deductible and restructuring charges ("FIFO EBITDA") was $315.0 million, or 6.2% of sales, in 1995 compared with $284.3 million, or 5.7% of sales, in 1994.

     Interest Expense. Net interest expense for 1995 was $67.3 million, a decrease of $3.5 million, or 4.9%, from 1994. This decrease was due to lower average revolving debt borrowings partially offset by higher weighted average interest cost on revolving debt. The ratio of FIFO EBITDA to net interest expense increased to 4.7 times in 1995 versus 4.0 times in 1994.

     Income Tax Provision. The income tax provision in 1995 was $58.7 million, or a 46.3% effective tax rate. The income tax provision in 1994 was $28.4 million, or a 51.6% effective tax rate. Excluding the restructuring charge, the effective tax rate for 1994 was 48%. The decrease in the 1995 effective tax rate reflects the increase in income before income tax provision. The effective tax rate is impacted by amortization of excess of cost over net assets acquired, the majority of which is not deductible for tax purposes.

     Income. Net income for 1995 was $68.1 million, or $1.55 per share, compared with net income of $26.6 million, or $.61 per share, for 1994. In addition to improved operating results, this increase reflects the impact of the 1994 restructuring charges of $33.0 million, or $.45 per share.

     New Pronouncements by Financial Accounting Standards
Board.  The Financial Accounting Standards Board issued
Statement of Financial Accounting Standards No. 123
("SFAS No. 123") "Accounting for Stock Based Compensation" in October 1995 which is effective for fiscal years beginning after December 15, 1995. SFAS No. 123 encourages companies to adopt the fair value method of accounting for employee stock compensation plans. SFAS
No. 123 allows companies to retain the current method of accounting for stock compensation as set forth in Accounting Principles Board Opinion 25, "Accounting for
Stock Issued to Employees." SFAS No. 123 requires expanded footnote disclosure for both methods of accounting. The
Company expects to retain the current method of accounting.
Accordingly, the expected impact of SFAS No. 123 on the Company's consolidated financial statements is expanded footnote disclosure.

     Comparison of Fifty-Two Weeks Ended January 1, 1995 with
     Fifty-Two Weeks Ended January 2, 1994

     Sales. Sales for 1994 were $5.0 billion, a decrease of $77.9 million, or 1.5%, from 1993. Same store sales decreased 2.4% from 1993 sales. Sales reflect reduced prices as a result of the Vons Value Program, deflation in perishables, the continuing weak overall economic environment in Southern California, competitive new store and remodel activity and the diminished customer base in neighborhoods impacted by the Northridge earthquake. In 1994, the Company opened six new stores, closed 17 stores and completed 14 store remodel projects.

     Costs and Expenses. Costs and expenses for 1994 were $4.9 billion, a decrease of $67.9 million, or 1.4%, from 1993.

     Cost of sales and buying and occupancy expenses as a percentage of sales for 1994 were 75.4%, an increase of 0.5 percentage point over 1993. The increase reflects the impact of lower prices, increased promotional activities, and higher occupancy costs, primarily depreciation expense related to the capital expenditure program. The impact of price reductions in 1994 was partially offset by better inventory management and more effective purchasing initiatives undertaken in connection with the strategic restructuring program.

     Selling and administrative expenses as a percentage of sales were 21.1% in 1994, an increase of 0.1 percentage point over 1993. This increase reflects a $5.0 million insurance deductible charge related to the Northridge earthquake. Increased store labor expenses, related to the Vons Value Program, were substantially offset by a decrease in administrative expenses as a result of the reductions in work force and other cost savings initiatives in connection with the strategic restructuring program.

     The Company recorded restructuring charges of $33.0 million, or $.45 per share, and $56.9 million, or $.77 per share, in 1994 and 1993, respectively (see Note 14 to the Consolidated Financial Statements included elsewhere herein).

     Operating Income.  Operating income for 1994 was
$125.8 million, a decrease of $10.0 million, or 7.4%, from 1993. Operating margin decreased to 2.5% in 1994 versus 2.7% in 1993. Excluding restructuring charges, results for 1994 were $158.8 million, or 3.2% of sales, compared with $192.7 million, or 3.8% of sales for 1993. These decreases were due primarily to lower sales and lower gross margin as a result of price reductions and increased promotional activity. FIFO EBITDA was $284.3 million, or 5.7% of sales, in 1994 compared with $305.8 million, or 6.0% of sales, in 1993.

     Interest Expense. Net interest expense for 1994 was $70.8 million, an increase of $4.8 million, or 7.3%, over 1993. This increase was due to higher weighted average interest cost on revolving debt and higher average debt borrowings partially offset by repurchases of higher interest cost subordinated debt. The ratio of FIFO EBITDA to net interest expense decreased to 4.0 times in 1994 versus
4.6 times in 1993.

     Income Tax Provision. The income tax provision in 1994 was $28.4 million, or a 51.6% effective tax rate. The income tax provision in 1993 was $36.8 million, or a 52.7% effective tax rate. The effective tax rate in both years was impacted by a decrease in earnings before restructuring charges, which was not offset by a comparable decrease in amortization of excess cost over net assets acquired, the majority of which is not deductible for tax purposes. The 1993 effective tax rate was also impacted by a $2.0 million deferred tax provision which increased the prior year deferred income tax balance to the new Federal statutory tax rate.

     Income. Net income for 1994 was $26.6 million, or $.61 per share, compared with net income of $31.6 million, or $.73 per share, for 1993. Net income includes restructuring charges of $33.0 million, or $.45 per share, and $56.9 million, or $.77 per share, in 1994 and 1993, respectively. The decrease in net income excluding restructuring charges was caused by the decline in sales and gross margin, primarily due to price decreases and increased promotional activity. Net income for 1993 included an extraordinary after tax charge of $1.4 million, or $.03 per share, arising from debt refinancing.

     Labor Contract Status

     In the fall of 1994, the Company negotiated a four-year contract with the International Brotherhood of Teamsters Union.
In the fall of 1995, the Company negotiated a four-year contract with the Southern California United Food and Commercial Workers International Unions.

     Liquidity and Capital Resources

     The Company's primary sources of liquidity are cash flows from operations and available credit under its Revolving Loan. Management believes that these sources adequately provide for its working capital, capital expenditure and debt service needs.

     Net cash provided by operating activities was $239.4 million in 1995 compared with $179.8 million in 1994. This change primarily reflects an increase in net income and changes in assets and liabilities generally reflecting the timing of receipts and disbursements. The ratio of current assets to current liabilities was 0.76 to 1 at December 31, 1995 compared with 0.83 to 1 at January 1, 1995. The decrease in the ratio of current assets to current liabilities reflects the maturity of $15.6 million of the 6-5/8% Senior Subordinated Debentures in May 1996.

     Net cash used for investing activities was $91.2 million in 1995 compared with $117.5 million in 1994. This decrease reflects lower than anticipated 1995 capital expenditures since certain store projects were delayed until 1996. Total capital expenditures in 1995, including the present value of commitments under operating leases, were $142.6 million.

     The Company anticipates that total 1996 capital expenditures will be approximately $225 million, of which approximately
$160 million will be cash capital expenditures and approximately $65 million will represent the present value of commitments under operating leases. This capital expenditure level contemplates the opening of approximately 16 new stores, including ten replacement stores, and the completion of approximately 30 store remodel projects. The capital expenditure program has substantial flexibility and is subject to revision based on various factors; including, but not limited to, business conditions, changing time constraints, cash flow requirements and competitive factors.

     It is anticipated that 1996 cash capital expenditures will be funded out of cash provided by operations, the Revolving Loan, and/or through operating leases, although no assurance can be given that such sources will be sufficient. In the near term, if Vons were to reduce substantially or postpone its capital expenditure program, there would be no substantial impact on current operations and it is likely that more cash would be available for debt servicing. In the long-term, if these programs were substantially reduced, in the Company's opinion, its operating business and ultimately its cash flow would be adversely impacted.

     Net cash used by financing activities was $147.8 million in 1995 compared with $61.8 million in 1994. The level of borrowings under the Company's revolving debt is dependent primarily upon cash flows from operations and capital expenditure requirements.

     At December 31, 1995, the Company's revolving debt borrowings totaled $177.8 million and the Company had available unused credit of $446.4 million. The weighted average interest cost for 1995 on the Company's revolving debt was 7.5%. At December 31, 1995, the corresponding bank prime rate was 8.5%.

     The Company's involvement with derivative financial instruments has been limited to interest rate cap contracts to reduce the impact of increases in interest rates on revolving debt.

     Impact of Changing Prices

     Vons primary costs, inventory and labor, are affected by a number of factors that are beyond the Company's control, including availability and price of merchandise, the competitive climate and regional economic conditions.
As is typical of the supermarket industry, the Company has generally been able to maintain margins by adjusting its retail prices, but competitive conditions may from time to time render it unable to do so while maintaining its market share.

     Cautionary Statement for Purposes of "Safe Harbor
     Provisions" of the Private Securities Litigation Reform
     Act of 1995

     Except for historical facts, all matters discussed in this report which are forwarded looking involve risks and uncertainties. Potential risks and uncertainties include, but are not limited to, competitive pressures from other major supermarket operators, economic conditions in the Company's primary markets and the other uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

THE VONS COMPANIES, INC. AND SUBSIDIARIES
-----------------------------------------

     Consolidated Statements of Operations



                                                           Fiscal Year Ended
                                               -----------------------------------------
All amounts except share data                   December 31,   January 1,    January 2,
in millions of dollars                             1995           1995          1994
                                               -------------  ------------  ------------
Sales                                          $     5,070.7  $    4,996.6  $    5,074.5
                                               -------------  ------------  ------------
Costs and expenses:
  Cost of sales, buying and
    occupancy                                        3,790.2       3,767.2       3,801.4
  Selling and administrative
    expenses                                         1,071.4       1,055.5       1,065.4
  Amortization of excess cost
    over net assets acquired                            15.0          15.1          15.0
  Restructuring charges                                   -           33.0          56.9
                                               -------------  ------------  ------------
                                                     4,876.6       4,870.8       4,938.7
                                               -------------  ------------  ------------
Operating income                                       194.1         125.8         135.8
Interest expense, net                                   67.3          70.8          66.0
                                               -------------  ------------  ------------
Income before income tax provision                     126.8          55.0          69.8
Income tax provision                                    58.7          28.4          36.8
                                               -------------  ------------  ------------
Income before extraordinary item                        68.1          26.6          33.0
Extraordinary item - debt
  refinancing, net of tax benefit
  of $1.0 million                                         -             -           (1.4)
                                               -------------  ------------  ------------
Net income                                     $        68.1  $       26.6  $       31.6
                                               -------------  ------------  ------------
                                               -------------  ------------  ------------
Income per common and common
  equivalent share:
  Income before extraordinary item             $        1.55  $        .61  $        .76
  Extraordinary item                                     -             -            (.03)
                                               -------------  ------------  ------------
  Net income                                   $        1.55  $        .61  $        .73
                                               -------------  ------------  ------------
                                               -------------  ------------  ------------
Weighted average common and
  common equivalent shares                        43,948,000    43,560,000    43,501,000
                                               -------------  ------------  ------------
                                               -------------  ------------  ------------
Dividends paid on common stock                     None           None          None
                                               -------------  ------------  ------------
                                               -------------  ------------  ------------

See accompanying notes to these consolidated financial statements.

THE VONS COMPANIES, INC. AND SUBSIDIARIES
-----------------------------------------

     Consolidated Balance Sheets


                                                         December 31,      January 1,
All amounts except share data in millions of dollars         1995             1995
                                                         ------------     ------------
Assets
Current assets:
  Cash                                                   $        9.4     $        9.0
  Accounts receivable                                            31.7             45.4
  Inventories                                                   350.7            359.3
  Deferred taxes                                                 30.9             35.4
  Other                                                          29.6             18.7
                                                         ------------     ------------
    Total current assets                                        452.3            467.8
Property and equipment, net                                   1,192.5          1,203.0
Excess of cost over net assets acquired,
  net of accumulated amortization of $118.7
  million and $103.7 million, respectively                      482.8            497.8
Other                                                            58.9             53.4
                                                         ------------     ------------
  Total Assets                                           $    2,186.5     $    2,222.0
                                                         ------------     ------------
                                                         ------------     ------------
Liabilities and Shareholders' Equity
Current liabilities:
  Current maturities of capital lease
    obligations and long-term debt                       $       25.7     $        8.7
  Accounts payable                                              304.2            308.4
  Accrued liabilities                                           263.5            246.8
                                                         ------------     ------------
    Total current liabilities                                   593.4            563.9
Accrued self-insurance                                          128.0            110.9
Deferred income taxes                                           118.9            121.9
Other noncurrent liabilities                                     65.0             69.1
Capital lease obligations                                        53.4             58.0
Senior debt                                                     298.8            426.2
Subordinated debt, net                                          305.7            319.6
                                                         ------------     ------------
  Total liabilities                                           1,563.2          1,669.6
                                                         ------------     ------------
Shareholders' equity:
  Preferred stock - $.01 par value;
    authorized 20,000,000 shares;
    issued and outstanding - none                                  -                -
  Common stock - $.10 par value; authorized
    100,000,000 shares; issued and
    outstanding - December 31, 1995:
    43,533,000 shares; January 1, 1995:
    43,383,000 shares                                             4.3              4.3
  Paid-in capital                                               343.2            340.4
  Retained earnings                                             275.9            207.8
  Notes receivable for stock                                      (.1)             (.1)
                                                         ------------     ------------
    Total shareholders' equity                                  623.3            552.4
                                                         ------------     ------------
  Total Liabilities and Shareholders' Equity             $    2,186.5     $    2,222.0
                                                         ------------     ------------
                                                         ------------     ------------

See accompanying notes to these consolidated financial statements.

THE VONS COMPANIES, INC. AND SUBSIDIARIES
-----------------------------------------

     Consolidated Statements of Cash Flows


                                                       Fiscal Year Ended
                                      --------------------------------------------------
                                      December 31,        January 1,         January 2,
All amounts in millions of dollars        1995               1995               1994
                                      ------------       ------------       ------------
Cash flows from operating
  activities:
Net income                            $       68.1       $       26.6       $       31.6
Adjustments to reconcile net
  income to net cash provided by
  operating activities:
    Debt refinancing                            -                  -                 1.4
    Restructuring charges                       -                33.0               56.9
    Depreciation and
      amortization of property
      and capital leases                     100.0              102.1               90.9
    Amortization of excess cost
      over net assets acquired
      and other assets                        16.0               16.1               18.6
    Amortization of debt
      discount and deferred
      financing costs                          6.8                6.2                6.2
    LIFO charge                                4.9                2.3                3.6
    Deferred income taxes                      1.5               (1.5)              15.9
    Change in assets and
      liabilities:
        (Increase) decrease in
          accounts receivable                 13.7               (9.1)               5.4
        (Increase) decrease in
          inventories at FIFO
          costs                                3.7               21.9              (15.4)
        (Increase) decrease in
          other current assets               (10.9)               3.2                (.1)
        (Increase) decrease in
          noncurrent assets                   (7.5)              (9.3)             (11.5)
        Increase (decrease) in
          accounts payable                    11.7              (25.5)              14.3
        Increase (decrease) in
          accrued liabilities                 16.7               23.3              (31.8)
        Increase (decrease) in
          noncurrent liabilities              14.7               (9.5)               (.4)
                                      ------------       ------------       ------------
Net cash provided by operating
  activities                                 239.4              179.8              185.6
                                      ------------       ------------       ------------
Cash flows from investing
  activities:
    Addition of property, plant
      and equipment                         (110.2)            (128.0)            (268.9)
    Disposal of property, plant
      and equipment                           19.0               10.5                6.7
                                      ------------       ------------       ------------
Net cash used by investing
  activities                                 (91.2)            (117.5)            (262.2)
                                      ------------       ------------       ------------
Cash flows from financing
  activities:
    Net payments on revolving
      debt                                  (122.1)             (67.9)             (37.0)
    Proceeds from Term Loan
      Facility                                  -                  -               150.0
    Repurchases of senior
      subordinated and
      subordinated debentures                 (2.4)              (6.2)             (27.1)
    Increase (decrease) in net
      outstanding drafts                     (15.9)              19.4                 .5
    Payments on other debt and
      capital lease obligations               (8.2)              (8.0)              (9.3)
    Other                                       .8                 .9                (.3)
                                      ------------       ------------       ------------
Net cash provided (used) by
  financing activities                      (147.8)             (61.8)              76.8
                                      ------------       ------------       ------------
Net cash increase                               .4                 .5                 .2
Cash at beginning of year                      9.0                8.5                8.3
                                      ------------       ------------       ------------
Cash at end of year                   $        9.4       $        9.0       $        8.5
                                      ------------       ------------       ------------
                                      ------------       ------------       ------------
Supplemental disclosures of
  cash flow information:
    Cash paid during the year for:
      Interest                        $       59.8       $       64.9       $       60.0
                                      ------------       ------------       ------------
                                      ------------       ------------       ------------
      Income taxes                    $       56.0       $       33.7       $       26.1
                                      ------------       ------------       ------------
                                      ------------       ------------       ------------
Supplemental disclosure of
  non-cash investing and
  financing activity:
    Capital leases                    $         -        $         .3       $       13.3
                                      ------------       ------------       ------------
                                      ------------       ------------       ------------

See accompanying notes to these consolidated financial statements.

THE VONS COMPANIES, INC. AND SUBSIDIARIES
-----------------------------------------

     Consolidated Statements of Shareholders' Equity


                            Number
                              of      Common    Paid-In    Retained
All amounts in millions     Shares    Stock     Capital    Earnings     Notes     Total
                            ------    ------    -------    ---------    ------    ------

Balance at January 3,
  1993                        43.3    $  4.3    $ 339.4    $   149.6    $  (.1)   $493.2

Net income                      -         -          -          31.6        -       31.6
Stock options exercised         -         -          .1           -         -         .1
                            ------    ------    -------    ---------    ------    ------
Balance at January 2,
  1994                        43.3       4.3      339.5        181.2       (.1)    524.9

Net income                      -         -          -          26.6        -       26.6
Stock options exercised         .1        -          .9           -         -         .9
                            ------    ------    -------    ---------    ------    ------
Balance at January 1,
  1995                        43.4       4.3      340.4        207.8       (.1)    552.4

Net income                      -         -          -          68.1        -       68.1
Stock options exercised         .1        -         2.8           -         -        2.8
                            ------    ------    -------    ---------    ------    ------
Balance at December 31,
  1995                        43.5    $  4.3    $ 343.2    $   275.9    $  (.1)   $623.3
                            ------    ------    -------    ---------    ------    ------
                            ------    ------    -------    ---------    ------    ------

See accompanying notes to these consolidated financial statements.

THE VONS COMPANIES, INC. AND SUBSIDIARIES
-----------------------------------------

     Notes to the Consolidated Financial Statements


     Note 1. Basis of Presentation

     At December 31, 1995, the Company operated 328 supermarkets and food and drug combination retail stores under the names Vons and Pavilions. The Company's marketing territory includes Southern and Central California and Clark County, Nevada. The Company also operates a fluid milk processing facility, an ice cream plant, a bakery, and distribution facilities for meat, grocery, produce and general merchandise to support the store network.

     The Company's fiscal year is based on a 52-53 week fiscal year ending on the Sunday closest to December 31.
Fiscal years 1995, 1994 and 1993 included 52 weeks which ended on December 31, 1995, January 1, 1995 and
January 2, 1994, respectively.

     Note 2. Summary of Significant Accounting Policies

     The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of December 31, 1995 and the reported amounts of income and expenses for the fiscal year ended December 31, 1995. Actual results could differ from those estimates.

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 ("SFAS No. 121") "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" in March 1995 which is effective for fiscal years beginning after December 15, 1995. SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The Company adopted the provisions of SFAS No. 121 in fiscal 1995 and experienced no financial impact on the consolidated financial statements.

     Basis of Consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

  Inventories. Inventories are stated at the lower of cost or market. The cost of substantially all inventories is determined using the last-in, first-out (LIFO) method.

     Property and Depreciation. Property and equipment, including assets under capital leases, are recorded at cost and depreciated or amortized over forty years for buildings, up to ten years for fixtures and equipment and generally between fifteen and twenty-five years, but not to exceed the lease term, for leasehold improvements using principally the straight-line method for financial reporting purposes and accelerated methods for tax purposes. Major renewals and improvements are capitalized. Maintenance and repairs which do not improve or extend the life of the respective assets are charged to expense.

     Amortization of Intangible Assets. The excess of cost over net assets acquired is amortized on a straight-line basis over forty years. The Company assesses the recoverability of the excess of cost over net assets acquired based on forecasted operating income. Other noncurrent assets include an agreement not to compete acquired in connection with the 1992 acquisition of the Williams Bros. Markets, Inc. supermarket business. The agreement not to compete is amortized on a straight-line basis over five years.

     Income Tax Provision. The income tax provision includes amounts related to current taxable income and deferred income taxes. A deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the expected reversals of the cumulative temporary differences between the carrying value of assets and liabilities for financial statement and income tax purposes. The deferred income tax provision is measured by the change in the net deferred income tax asset or liability during the year.
The Company accounts for general business tax credits using the flow-through method.

     Income per Common and Common Equivalent Share. Income per common and common equivalent share is based on the weighted average number of common shares outstanding during each year and common equivalent shares arising from stock options when the effect is dilutive.

     Disclosure About Fair Value of Financial Instruments. The fair value of the Company's financial instruments is based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for financial instruments of the same remaining maturities.

     Derivatives. Premiums paid for purchased interest rate cap contracts are amortized to interest expense over the terms of the contracts. Unamortized premiums are included in other assets in the accompanying consolidated balance sheets. Amounts earned under the interest rate cap contracts are reflected as a reduction of interest expense.

     Note 3. Inventories

     The excess of estimated current cost over LIFO carrying value of inventories was $32.3 million and $27.4 million at December 31, 1995 and January 1, 1995, respectively. Application of the LIFO method resulted in a charge to cost of sales, buying and occupancy of $4.9 million, $2.3 million and $3.6 million for 1995, 1994 and 1993, respectively.

     Note 4. Property and Equipment

     The components of property and equipment at December 31, 1995 and January 1, 1995 were as follows
(in millions of dollars):


                                    December 31,    January 1,
                                        1995           1995
                                    ------------   ------------
Land                                $      225.3   $      233.7
Buildings                                  386.6          357.0
Leasehold improvements                     319.1          302.2
Fixtures and equipment                     714.6          682.3
                                    ------------   ------------
                                         1,645.6        1,575.2
Less: accumulated depreciation
  and amortization                        (496.6)        (421.5)
                                    ------------   ------------
  Net property owned                     1,149.0        1,153.7
                                    ------------   ------------
Capital leases                              69.4           75.1
Less: accumulated amortization             (25.9)         (25.8)
                                    ------------   ------------
  Net capital leases                        43.5           49.3
                                    ------------   ------------
    Property and equipment, net     $    1,192.5   $    1,203.0
                                    ------------   ------------
                                    ------------   ------------

     Note 5. Accrued Current Liabilities

     The components of accrued current liabilities at December 31, 1995 and January 1, 1995 were as follows
(in millions of dollars):

                                    December 31,    January 1,
                                        1995           1995
                                    ------------   ------------
Accrued payroll, benefits and
  related taxes                     $      134.6   $      118.1
Accrued self-insurance                      37.2           42.2
Other                                       91.7           86.5
                                    ------------   ------------
  Accrued current liabilities       $      263.5   $      246.8
                                    ------------   ------------
                                    ------------   ------------

     Note 6. Senior and Subordinated Debt

     Senior and subordinated debt as of December 31, 1995 and January 1, 1995 were as follows (in millions of dollars):

                                    December 31,    January 1,
                                        1995           1995
                                    ------------   ------------
Senior debt:
  Revolving Loan, interest at
    prime or Eurodollar rate plus
    designated amounts, due 2000    $      177.8   $         -
  Revolving Credit Facility,
    interest at prime,
    certificate of deposit
    or Eurodollar rate plus
    designated amounts,
    replaced in 1995                          -           149.8
  Term Loan Facility, interest at
    prime, certificate of deposit
    or Eurodollar rate plus
    designated amounts,
    replaced in 1995                          -           150.0
  Mortgage, 9.25%, secured by
    real property, due in monthly
    installments of $1.0 million
    including interest, due 1997           113.0          115.0
  Mortgages, 6.00% to 12.25%,
    secured by real property, due
    in varying monthly
    installments with maturity
    dates from 1997 to 2009                 13.5           14.6
                                    ------------   ------------
      Total                                304.3          429.4
  Less: current portion                      5.5            3.2
                                    ------------   ------------
    Long-term portion               $      298.8   $      426.2
                                    ------------   ------------
                                    ------------   ------------
Subordinated debt:
  Senior subordinated
    debentures, 6-5/8%, less
    unamortized discount of
    $7.2 million and $11.1
    million at December 31, 1995
    and January 1, 1995,
    respectively, based on an
    effective interest rate of
    12.5%, interest due in
    semiannual installments         $       70.9   $       69.6
  Senior subordinated notes,
    9-5/8%, interest due in
    semiannual installments                150.0          150.0
  Senior subordinated notes,
    8-3/8%, interest due in
    semiannual installments                100.0          100.0
                                    ------------   ------------
      Total                                320.9          319.6
  Less: current portion                     15.2             -
                                    ------------   ------------
    Long-term portion               $      305.7   $      319.6
                                    ------------   ------------
                                    ------------   ------------

     On February 17, 1995, the Company entered into an agreement with a group of banks for a $625 million Revolving Loan Agreement (the "Revolving Loan"). The Revolving Loan replaces the Company's $475 million revolving credit facility (the "Revolving Credit Facility") and $150 million Senior Unsecured Term Loan Facility (the "Term Loan Facility"). The Revolving Loan expires on February 17, 2000; however, it provides that the Company may request that the banks extend the maturity date by one year beginning in September 1997 and each year thereafter. Interest for the revolving debt is at prime or Eurodollar rate plus designated amounts. At the Company's option, the revolving debt may be used to support commercial paper borrowings, other unsecured bank borrowings and standby letters of credit outside the revolving debt. At December 31, 1995, borrowings under the Revolving Loan were $177.8 million and available unused credit under the Revolving Loan was $446.4 million. Weighted average interest costs for 1995, including commitment fees, for the Revolving Loan, Revolving Credit Facility and for the Term Loan Facility were 7.5%. At December 31, 1995, the corresponding bank prime rate was 8.5%. Commitment fees under the Revolving Loan and Revolving Credit and Term Loan Facilities were $1.2 million, $1.5 million and $1.5 million for 1995, 1994 and 1993, respectively.

     The Company's involvement with derivative financial instruments has been limited to interest rate cap contracts to reduce the impact of increases in interest rates on revolving debt. The contracts hedge principal amounts of $250 million for 1994, $200 million for 1995, and $100 million for 1996 and 1997 of interest rate exposure in excess of an approximate 8.375% effective borrowing rate under the revolving debt. The Company records interest expense or interest income related to interest rate cap contracts on a monthly basis.

     The Company's $113.0 million mortgage loan requires monthly principal and interest payments of approximately
$1 million with a one-time payment of approximately $111 million in July 1997.

     The indenture related to the 6-5/8% Senior
Subordinated Debentures (the "6-5/8% Debt") provides for mandatory redemptions. As of December 31, 1995, $15.6 million, $25.0 million and $37.5 million are due on May 15, 1996, May 15, 1997 and May 15, 1998, respectively. Interest on the 6-5/8% Debt is payable semiannually on May 15 and November 15. The 6-5/8% Debt may be redeemed at any time at 100% of the principal amount plus accrued interest. The 6-5/8% Debt was issued at a discount which is being amortized over the related term of the indebtedness.

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

     The indenture related to the 8-3/8% Senior Subordinated
Notes (the "8-3/8% Debt") due October 1, 1999 provides for principal repayment at maturity. Interest on the 8-3/8%
Debt is payable semiannually on April 1 and October 1.
The 8-3/8% Debt may be redeemed at the Company's option any time on or after October 1, 1997, at 100% of the principal amount plus accrued interest. The Company is not required to make mandatory redemption or sinking fund payments with respect to the 8-3/8% Debt prior to maturity.

     At December 31, 1995 and January 1, 1995, the carrying value of all financial instruments approximated fair value.

     During 1995, 1994 and 1993, the Company early retired through repurchase and/or redemption $2.6 million, $6.8 million and $27.1 million, respectively, of subordinated debt.
These repurchases resulted in an extraordinary after tax charge of $1.4 million in 1993.

     The Company's debt agreements contain various restrictions on the incurrence of additional indebtedness, payment or prepayment of senior subordinated and subordinated debt, investments, acquisitions, capital expenditures, dividends, common stock redemptions and purchases and dispositions of assets. The covenants also require the Company to meet certain shareholders' equity levels, debt leverage levels and fixed charge coverage ratios which can vary each fiscal year. The Company is in compliance with these covenants as of December 31, 1995.
Under its most restrictive debt agreement, the Company had $83.0 million available for dividends and distributions at December 31, 1995.

     Principal payments required in future years are as follows (in millions of dollars):

                                                   Principal
                                                    Payments
                                                   ----------
1996                                               $     21.1
1997                                                    137.0
1998                                                     38.6
1999                                                    101.1
2000                                                      1.2
2001-2005                                               332.4
2006-2009                                                 1.0
                                                   ----------
  Total principal payments                              632.4
Less: current portion                                    21.1
                                                   ----------
  Long-term portion                                $    611.3
                                                   ----------
                                                   ----------

     Standby letters of credit, primarily for self-insurance purposes, not reflected in the accompanying consolidated financial statements, were approximately $73.3 million at December 31, 1995.

     Note 7. Leases

     The Company currently leases certain of its stores, distribution facilities, vehicles and equipment for periods up to 50 years with various renewal options. The majority of such leases are noncancellable operating leases. Certain operating and capital leases require contingent rentals based upon a percentage of sales over a specified amount. Rental expense under operating leases was as follows
(in millions of dollars):

                                  Fiscal Year Ended
                     ------------------------------------------
                     December 31,     January 1,    January 2,
                         1995           1995           1994
                     ------------   ------------   ------------
Minimum rentals      $       55.7   $       60.9   $       76.9
Contingent rentals            7.3            7.5            8.3
Sublease rentals
  received                   (6.4)          (4.7)          (4.2)
                     ------------   ------------   ------------
  Rental expense,
    net              $       56.6   $       63.7   $       81.0
                     ------------   ------------   ------------
                     ------------   ------------   ------------

     Capital lease obligations, relating primarily to buildings, vary in amounts with interest rates ranging from 6.7% to 12.5%. Contingent rentals associated with capital leases were $1.5 million, $1.4 million and $2.0 million for 1995, 1994 and 1993, respectively.

     Future minimum lease payments under noncancellable operating and capital leases, together with the present value of the net minimum lease payments, at December 31, 1995 were as follows (in millions of dollars):

                                       Operating       Capital
                                         Leases         Leases
                                       ---------       -------
1996                                   $    68.8       $   9.3
1997                                        65.0           8.6
1998                                        62.3           6.6
1999                                        59.6           5.9
2000                                        58.2           5.9
2001-2005                                  252.4          28.3
2006-2010                                  162.6          22.3
2011-2015                                   64.4           9.7
2016-2020                                   10.8           5.7
2021-2025                                    1.4            .2
Thereafter                                    .6            -
                                       ---------       -------
  Total minimum lease commitments      $   806.1         102.5
                                       ---------
                                       ---------
Less: interest portion                                    44.1
                                                       -------
  Present value of net minimum lease
    commitments                                           58.4
Less: current portion                                      5.0
                                                       -------
  Long-term portion                                    $  53.4
                                                       -------
                                                       -------


     Minimum sublease rentals to be received in the future under noncancellable operating and capital leases totaled $77.3 million at December 31, 1995.

     Effective September 1993, the Company became a partner of a California general partnership. This partnership has obligations for 16 retail leases for periods up to 21 years with various renewal options. It is the partnership's intent to assign or sublease its leasehold interest in all of these sites. Future minimum lease payments of the partnership under noncancellable operating leases at December 31, 1995 were as follows (in millions of dollars):


                                                  December 31,
                                                     1995
                                                  ------------
1996                                              $        3.5
1997                                                       3.4
1998                                                       3.4
1999                                                       3.4
2000                                                       3.2
2001-2005                                                 13.8
2006-2010                                                  9.2
2011-2015                                                  3.3
Thereafter                                                  .4
                                                  ------------
  Total minimum lease commitments                 $       43.6
                                                  ------------
                                                  ------------

     Minimum sublease rentals to be received by the partnership under noncancellable operating leases totaled $7.4 million at December 31, 1995.

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

     The following table sets forth the defined benefit pension plan's funded status and amounts recognized in the Company's consolidated balance sheets at December 31, 1995 and January 1, 1995 (in millions of dollars):

                                   December 31,     January 1,
                                       1995            1995
                                   ------------    ------------
Actuarial present value of
  benefit obligation:
  Accumulated benefit obligation,
    including vested benefit of
    $44.1 million at December 31,
    1995 and $35.5 million at
    January 1, 1995                $      46.2     $       37.8
                                   ------------    ------------
                                   ------------    ------------
Projected benefit obligation for
  service rendered to date         $     (63.6)    $      (49.7)
Plan assets at fair value,
  primarily listed stocks and
  U.S. bonds                              56.4             46.2
                                   ------------    ------------
  Projected benefit obligation
    in excess of plan assets              (7.2)            (3.5)
Unrecognized net (gain) loss from
  past experience different from
  that assumed, unrecognized
  prior service cost and effects
  of changes in assumptions               15.0             12.6
                                   ------------    ------------
  Pension asset included in other
    noncurrent assets              $       7.8     $        9.1
                                   ------------    ------------
                                   ------------    ------------

     The discount rate used in determining the actuarial present value of the projected benefit obligation was 7.25% at December 31, 1995 and 8.5% at January 1, 1995. The expected long-term rate of return on assets and rate of increase in compensation levels were 9.0% and 4.5%, respectively, at December 31, 1995 and January 1, 1995. Net pension cost under the defined benefit pension plan for 1995, 1994 and 1993 included the following components (in millions of dollars):

                               Fiscal Year Ended
                  --------------------------------------------
                  December 31,     January 1,      January 2,
                      1995            1995            1994
                  ------------    ------------    ------------
Service cost      $       2.3     $        3.4    $        2.5
Interest cost on
  projected
  benefit
  obligation              4.0              4.0             3.6
Actual return on
  plan assets           (10.6)              .9            (3.0)
Net amortization
  and deferral            6.9             (4.4)            (.7)
                  ------------    ------------    ------------
  Net pension
    cost          $       2.6     $        3.9    $        2.4
                  ------------    ------------    ------------
                  ------------    ------------    ------------

    The Company's supplemental executive retirement plan provides supplemental income payments for certain officers during retirement. Total pension expense for all plans was $3.4 million, $5.1 million and $3.6 million for 1995, 1994 and 1993, respectively.

     The Company's contributory profit sharing plan for nonunion employees qualifies under Section 401(k) of the Internal Revenue Code. For 1995, the Company's contribution to the profit sharing plan was equal to six percent of each eligible employee's pay. In future years, the Company's contribution will be five percent of each eligible employee's pay plus a one percent matching contribution for each eligible employee who elects to contribute at least one percent of their pay. For 1995, 1994, and 1993 total expense related to the Company's profit sharing plan was $7.6 million, $5.3 million and $4.3 million, respectively.

     The Company sponsors a retiree medical plan covering substantially all nonunion employees who retire under certain age and service requirements. The retiree medical plan provides outpatient, inpatient and various other covered services. Participants in the retiree medical plan who retire after June 30, 1990 receive a benefit based upon years of service and a benefit value determined by the Company at the time of retirement. Effective January 1, 1995, the Company adopted modifications in its retiree medical plan which reduced the net retiree medical plan cost. Unused benefits may be indexed each year to the social security cost of living, up to a maximum of 4.0%. Such benefits are funded from the Company's general assets. The Company has the right to modify or terminate the plan.

     The accumulated postretirement benefit obligation for the retiree medical plan as of December 31, 1995 and January 1, 1995 was as follows (in millions of dollars):

                                     December 31,   January 1,
                                         1995          1995
                                     ------------  ------------
Accumulated retiree medical benefit
  obligation:
    Retirees                         $       10.4  $        9.9
    Fully eligible active plan
      participants                            1.7           3.5
    Other active plan participants            5.9          12.0
Unrecognized net gain from
 unrecognized prior service
 cost and changes in  assumptions            13.5           6.9
                                     ------------  ------------
  Accrued retiree medical benefit
    obligation                       $       31.5  $       32.3
                                     ------------  ------------
                                     ------------  ------------

     For measurement purposes, a 7.0% increase in the cost of covered retiree medical benefits was assumed for 1995.
The rate declined to 6.0% in 1996, and remained at that level thereafter. A 1.0% increase in the retiree medical cost trend rate would increase the retiree medical benefit obligation at December 31, 1995 by $.6 million and the 1995 annual expense by $.1 million. The weighted average discount rate used in determining the accumulated retiree medical benefit obligation was 7.25% and 8.5% at December 31, 1995 and January 1, 1995, respectively. The net retiree medical plan cost for 1995, 1994 and 1993 included the following components (in millions of dollars):

                                   Fiscal Year Ended
                     ------------------------------------------
                     December 31,    January 1,     January 2,
                         1995           1995           1994
                     ------------   ------------   ------------
Service cost         $         .3   $        1.2   $         .8
Interest cost                 1.3            2.1            2.4
Net amortization
  and deferral                (.9)            -              -
                     ------------   ------------   ------------
  Net retiree
   medical plan
   costs             $         .7   $        3.3   $        3.2
                     ------------   ------------   ------------
                     ------------   ------------   ------------


     The Company contributes to multi-employer joint pension plans and health and welfare plans administered by various trustees. Contributions to these plans are based upon negotiated labor contracts. The pension plans may be deemed to be defined benefit plans. Information relating to accumulated benefits and fund assets as they may be allocable to the Company at December 31, 1995 is not available. Total pension expense for the union plans was $19.8 million, $22.3 million and $30.3 million for 1995, 1994 and 1993, respectively. The health and welfare plans provide medical, dental and other benefits to certain employees covered by union contracts. Total health and welfare expense for these plans was $108.6 million, $125.9 million and $107.1 million for 1995, 1994 and 1993, respectively.
     Note 9. Income Taxes

     The provision for income taxes for 1995, 1994 and 1993 was comprised of the following amounts (in millions of dollars):

                                                    Fiscal Year Ended
                                      --------------------------------------------
                                      December 31,     January 1,      January 2,
                                          1995            1995            1994
                                      ------------    ------------    ------------
Current:
  Federal                             $       44.5    $       24.7    $       13.3
  State                                       12.7             5.2             7.6
                                      ------------    ------------    ------------
    Total current income tax
      provision                               57.2            29.9            20.9
                                      ------------    ------------    ------------
Deferred:
  Federal                                       .7             (.7)           15.7
  State                                         .8             (.8)             .2
                                      ------------    ------------    ------------
    Total deferred income tax
      provision                                1.5            (1.5)           15.9
                                      ------------    ------------    ------------
      Total income tax provision      $       58.7    $       28.4    $       36.8
                                      ------------    ------------    ------------
                                      ------------    ------------    ------------


     Reconciliation of the Federal statutory rate and effective rate for 1995, 1994 and
1993 was as follows (in millions of dollars):

                                                          Fiscal Year Ended
                                             ------------------------------------------
                                             December 31,    January 1,     January 2,
                                                 1995           1995           1994
                                             ------------   ------------   ------------
Federal statutory expected provision         $       44.4   $       19.3   $       24.4
Amortization of excess of cost over net
  assets acquired                                     5.0            5.0            5.1
State income taxes, net of Federal income
  tax benefit                                         8.1            3.1            5.1
Effect to beginning of year deferred income
  tax balance for increase in Federal
  statutory tax rate                                   -               -             2.0
Other                                                 1.2            1.0             .2
                                             ------------   ------------   ------------
  Total income tax provision                 $       58.7   $       28.4   $       36.8
                                             ------------   ------------   ------------
                                             ------------   ------------   ------------

    Deferred income taxes consisted of future tax liabilities (assets) attributable to the following (in millions of dollars):

                                                           December 31,      January 1,
                                                               1995             1995
                                                           ------------     ------------
Deferred tax liabilities:
  Excess of book over tax bases                            $      143.8     $      141.2
  Excess of tax over book depreciation                             92.8             84.1
                                                           ------------     ------------
    Deferred tax liabilities                                      236.6            225.3
                                                           ------------     ------------
Deferred tax assets:
  Cash versus accrual basis                                      (144.0)          (136.6)
  Other, net                                                       (4.6)            (2.2)
                                                           ------------     ------------
    Deferred tax assets                                          (148.6)          (138.8)
                                                           ------------     ------------
  Deferred income taxes, net                               $       88.0     $       86.5
                                                           ------------     ------------
                                                           ------------     ------------
/TABLE

     The Federal tax returns for all of the Company's fiscal periods ended subsequent to and including December 31, 1989 are open for examination by the Internal Revenue Service (the "IRS"). Additionally, certain tax returns of entities acquired by the Company for earlier tax years are open for examination by the IRS. Management believes that any adjustments arising out of the examinations for which the Company would be liable would not have a material effect on the Company's consolidated financial position.

     Note 10. Related Party Transactions

     The Company leases a distribution facility from a California general partnership whose general partners are Vons and a Texas general partnership, of which a director of the Company is a general partner. Vons and the Texas general partnership each have a 50% interest in the California general partnership. During 1995, 1994 and 1993, the Company paid rent of $1.9 million per year from which the partnership distributed $250,000, $70,000 and $160,000 to the Texas general partnership in such years, respectively. This warehouse was closed in third quarter 1995 although rental obligations continue through 2002.

     A wholly owned subsidiary of Safeway owns approximately
35% of the outstanding voting stock of the Company. Safeway and its affiliates sold certain inventory and other items to the Company for an aggregate amount during 1995, 1994 and 1993 of approximately $27.0 million, $21.3 million and $2.5 million, respectively. The Company sold certain inventory items to Safeway and its affiliates for an aggregate amount during 1995, 1994 and 1993 of approximately $6.4 million, $6.6 million and $2.4 million, respectively. Three directors of the Company are also directors of Safeway and a fourth director of the Company is both a director and an officer of Safeway.

     The Company leases eight properties from a partnership that is 80% owned by a subsidiary of Safeway and 20% owned by the principal stockholder of Safeway. The rentals under the leases were $.6 million, $.7 million and $.7 million in 1995, 1994 and 1993, respectively. In addition, the Company is secondarily liable to this partnership under four leases for which the annual minimum rental is $.2 million, all of which is currently being paid by assignees.

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

     As a result of the disposal of certain leasehold interests by the Company and by a partnership of which the Company is a general partner, the Company is contingently liable to certain landlords.

     Note 12. Shareholders' Equity

     The Company has various stock option plans. Options under the 1987 Stock Option Plan are fully vested. Options under the 1990 Stock Option Plan vest as determined by the Compensation Committee of the Board of Directors. Generally, options vest 25% one year from the date of grant and 25% per year thereafter. However, options granted in May 1995 vest 15% per year beginning one year from the date of grant and 15% per year thereafter until the options are 100% vested. Additionally, a limited number of options vest 20% at the date of grant and 20% per year thereafter and others vest 33-1/3% per year beginning one year after grant. Options under the Directors' Stock Option Plan vest 25% six months from the date of grant and 25% on the anniversary of the date of grant thereafter. For all plans, the options expire ten years from the date of grant.


     Information regarding the Company's stock option plans is summarized below:

                                        1987                1990             Directors'
                                    Stock Option        Stock Option        Stock Option
                                        Plan                Plan                Plan
                                    ------------        ------------        ------------
Shares authorized                        175,227           4,000,000             225,000
                                    ------------        ------------        ------------
                                    ------------        ------------        ------------
Shares under option:
  Outstanding at January 3, 1993          54,269           1,678,740              71,693
    Granted                                   -              584,642              44,192
    Exercised                              5,750               1,000                  -
    Forfeited                                 -              218,985              16,842
                                    ------------        ------------        ------------
  Outstanding at January 2, 1994          48,519           2,043,397              99,043
    Granted                                   -            1,164,009              52,028
    Exercised                              7,000              34,240                  -
    Forfeited                                 -              431,063              20,144
                                    ------------        ------------        ------------
  Outstanding at January 1, 1995          41,519           2,742,103             130,927
    Granted                                   -              500,040              47,140
    Exercised                             22,801             130,783                  -
    Forfeited                                 -              338,046                  -
                                    ------------        ------------        ------------
  Outstanding at December 31, 1995        18,718           2,773,314             178,067
                                    ------------        ------------        ------------
                                    ------------        ------------        ------------

Range of option prices per
  share:
  At January 2, 1994                $       9.28        $ 2.50-27.55        $17.51-27.55
  At January 1, 1995                $       9.28        $ 2.50-27.55        $14.23-27.55
  At December 31, 1995              $       9.28        $ 2.50-27.55        $14.23-27.55

Options exercisable:
  At January 2, 1994                      48,519             765,054              37,022
  At January 1, 1995                      41,519           1,031,428              62,864
  At December 31, 1995                    18,718           1,276,002             109,288
Average price of options
  exercised:
  Year ended January 2, 1994        $       9.28        $      21.35        $         -
  Year ended January 1, 1995        $       9.28        $       2.50        $         -
  Year ended December 31, 1995      $       9.28        $       8.29        $         -

     The Company's Employee Stock Purchase Plan (the "Stock Purchase Plan") allows employees to purchase the Company's stock through payroll deductions. The source of stock is weekly open market purchases by a third party administrator. Administrative and purchase commission costs associated with the Stock Purchase Plan are borne and paid by the Company according to the agreement with the third party administrator.

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123") "Accounting for Stock Based Compensation" in October 1995 which is effective for fiscal years beginning after December 15, 1995. SFAS No. 123 encourages the fair value based method of accounting for employee stock compensation plans. SFAS No. 123 allows companies to retain the current method of accounting for stock compensation as set forth in Accounting Principles Board Opinion 25 "Accounting for Stock Issued to Employees." SFAS No. 123 requires expanded footnote disclosure for both methods of accounting. The Company expects to retain the current method of accounting. Accordingly, the expected impact of SFAS No. 123 on the Company's consolidated financial statements is expanded footnote disclosure.

     Note 13. Advertising Expense

     The Company expenses the costs of advertising as incurred. Total advertising expense was $44.1 million, $42.8 million and $43.3 million in 1995, 1994 and 1993, respectively.

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

     In late 1994, the Company determined that the facility closures and reductions in work force undertaken in 1993 would not achieve the Company's cost reduction goals. The Company undertook additional restructuring initiatives resulting in further facility closures and reductions in work force. During 1994, the Company recorded restructuring charges of $33.0 million, or $.45 per share. The 1994 restructuring charges included $27.4 million for expenses related to facility closures, including 16 stores and the San Diego distribution center.
The remaining $5.6 million of the charges relates to severance and other costs associated with the elimination of approximately 400 administrative and support positions.

     As of December 31, 1995, substantially all of the cost containment and strategic restructuring initiatives have been executed. Of the total $89.9 million restructuring reserve, $72.1 million of costs and payments have been charged against the reserve as of December 31, 1995, representing asset write-offs and lease obligations for closed facilities of $52.3 million and severance and other related expenses of $19.8 million.

     Note 15. Quarterly Financial Data (Unaudited)

     The results of operations for 1995 and 1994 were as follows (in millions of dollars except share data):

                            First        Second         Third        Fourth
                           Quarter       Quarter       Quarter       Quarter
Fiscal Year 1995         (12 Weeks)    (12 Weeks)    (16 Weeks)    (12 Weeks)
                         -----------   -----------   -----------   -----------
Sales                    $   1,142.5   $   1,139.5   $   1,565.3   $   1,223.4
Gross profit (1)               291.5         289.6         390.7         308.7
Amortization of excess
  cost over net assets
  acquired                       3.4           3.5           4.7           3.4
Operating income                42.2          42.8          54.4          54.7
Interest expense, net           16.1          15.7          20.1          15.4
Net income                      14.0          14.5          18.5          21.1
                         -----------   -----------   -----------   -----------
                         -----------   -----------   -----------   -----------
Income per common
  and common equivalent
  share:
  Net income             $       .32   $       .33   $       .42   $       .48
                         -----------   -----------   -----------   -----------
                         -----------   -----------   -----------   -----------
Weighted average
  common and common
  equivalent shares       43,753,000    43,817,000    43,971,000    44,251,000
                         -----------   -----------   -----------   -----------
                         -----------   -----------   -----------   -----------

                            First        Second         Third        Fourth
                           Quarter       Quarter       Quarter       Quarter
Fiscal Year 1994         (12 Weeks)    (12 Weeks)    (16 Weeks)    (12 Weeks)
                         -----------   -----------   -----------   -----------
Sales                    $   1,144.0   $   1,160.2   $   1,516.2   $   1,176.2
Gross profit (1)               286.8         267.5         373.3         301.8
Amortization of excess
  cost over net assets
  acquired                       3.5           3.5           4.6           3.5
Restructuring charges             -             -           19.0          14.0
Operating income                32.7          25.3          32.1          35.7
Interest expense, net           15.7          16.8          21.7          16.6
Net income               $       9.0   $       4.5   $       4.0   $       9.1
                         -----------   -----------   -----------   -----------
                         -----------   -----------   -----------   -----------
Income per common
  and common
  equivalent share:
  Net income             $       .21   $       .10   $       .09   $       .21
                         -----------   -----------   -----------   -----------
                         -----------   -----------   -----------   -----------
Weighted average
  common and common
  equivalent shares       43,475,000    43,516,000    43,533,000    43,717,000
                         -----------   -----------   -----------   -----------
                         -----------   -----------   -----------   -----------


(1) Gross profit represents sales net of cost of sales, buying and occupancy costs.



THE VONS COMPANIES, INC. AND SUBSIDIARIES
-----------------------------------------

     Independent Auditors' Report


     The Board of Directors
     The Vons Companies, Inc.:

     We have audited the accompanying consolidated balance sheets of The Vons Companies, Inc. and subsidiaries as of December 31, 1995 and January 1, 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for the fifty-two week periods ended December 31, 1995, January 1, 1995 and January 2, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Vons Companies, Inc. and subsidiaries at December 31, 1995 and January 1, 1995 and the results of their operations and cash flows for the fifty-two week periods ended December 31, 1995, January 1, 1995 and January 2, 1994, in conformity with generally accepted accounting principles.


/S/ KPMG Peat Marwick LLP


Los Angeles, California
February 20, 1996